SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 14D-1
Tender Offer Statement Pursuant to Section 14(d)(1)
of the Securities Exchange Act of 1934
(AMENDMENT No. 1)
_______________________

GROWTH HOTEL INVESTORS,
a California Limited Partnership
(Name of Subject Company)

DEVON ASSOCIATES
CAYUGA ASSOCIATES L.P.
FLEETWOOD CORP.
(Bidders)

LIMITED PARTNERSHIP ASSIGNEE UNITS
(Title of Class
 of Securities)

NONE
(CUSIP Number of Class
 of Securities)
_______________________

Michael L. Ashner
Devon Associates                            Edward Mattner
Cayuga Associates L.P.                   Fleetwood Corp.
100 Jericho Quadrangle                   114 West 47th Street
Suite 214                                          19th Floor
Jericho, New York  11735-2717      New York, New York  10036
(516) 822-0022                                 (212) 921-3340

Copies to:

Mark I. Fisher                                      G. David Brinton
Rosenman & Colin LLP                      Rogers & Wells
575 Madison Avenue                          200 Park Avenue
New York, New York  10022-2585    New York, New York  10166
(212) 940-8877     (212) 878-8276

(Name, Address and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidders)




1.     Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Devon Associates
          Cayuga Associates L.P.
          Fleetwood Corp.


2.     Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                         (a)  [  ]

                                                         (b)  [  ]

3.     SEC Use Only




4.     Sources of Funds (See Instructions)

          WC; OO

5.     Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)

                                                              [  ]


6.     Citizenship or Place of Organization

          New York (for Devon Associates)
          Delaware (for Cayuga Associates L.P.
          and Fleetwood Corp.)

7.     Aggregate Amount Beneficially Owned by Each Reporting
     Person

          1 Unit (for Devon Associates)

8.     Check Box if the Aggregate Amount in Row (7) Excludes
     Certain Shares (See Instructions)

                                                              [  ]


9.     Percent of Class Represented by Amount in Row (7)

          Less than 1%

10.     Type of Reporting Person (See Instructions)

          PN (for Cayuga Associates L.P. and Devon Associates)
          CO (for Fleetwood Corp.)


AMENDMENT No. 1 TO SCHEDULE 14D-1
     This Amendment No. 1 amends the Tender Offer Statement on
Schedule 14D-1 filed with the Commission of February 15, 1996 (the "Schedule 14D-1") by Devon Associates, a New York general partnership (the "Purchaser"), relating to the tender offer of the Purchaser to purchase up to 15,000 of the outstanding limited partnership assignee units ("Units") of Growth Hotel Investors, a California limited partnership (the "Partnership"), at a purchase price of $705 per Unit, net to the seller in cash, upon the terms set forth in the Offer to Purchase dated February 15, 1996 and the related Letter of Transmittal (which collectively constitute the "Offer") to (i) add Cayuga Associates L.P., the managing general partner of the Purchaser, and Fleetwood Corp., a general partner of the Purchaser, as additional bidders and (ii) to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.
Item 10.  Additional Information.
          Item 10(e) is hereby amended to add the following:
     (1) On February 21, 1996, William Wallace, Mildred Wallace, Edith G. Martin, Paul Allemang and Gwen Allemang, who are purportedly holders of limited partnership assignee units of the Partnership or Growth Hotel Investors II ("GHI II"), commenced an action (the "New York Action") in the Supreme Court of the State of New York, County of New York, against Devon Associates, Montgomery Realty Company-85, Cayuga Capital Corp., Insignia Financial Group, Inc. and Fleetwood Corp. The action has also been brought against the Partnership and GHI II as nominal defendants. The complaint alleges, among other things, that the Offer constitutes (a) a breach of the fiduciary duty owed by the defendants (other than Fleetwood Corp) to the limited partners of the Partnership, (b) a breach by the defendants (other than Fleetwood Corp.) of the provisions of the Partnership Agreement of the Partnership and (c) a breach by the defendants (other than Fleetwood Corp.) of fiduciary duties owed to the Partnership and a usurpation of Partnership opportunities. The complaint also alleges that Fleetwood Corp. aided and abetted the defendants' breaches of their fiduciary duties and violations of the Partnership Agreement. The action, which has been brought both as a class action on behalf of holders of Units, as well as a derivative action on behalf of the Partnership, seeks unspecified monetary damages and injunctive relief preventing the consummation of the Offer and requiring defendants to discharge their fiduciary duties to the Partnership and the members of the purported class by, among other things, ordering the appointment of an independent committee to act for the Partnership, the retention of independent financial advisers and consideration of alternative transactions and bidders. Devon Associates, Cayuga Associates L.P. and Fleetwood Corp. believe that the New York Action is without merit and intend to vigorously defend the action. A copy of the complaint in the New York Action is attached hereto as Exhibit
(z)(i) and is incorporated herein by reference.

     (2) On February 28, 1996, R&S Asset Partners and Jessie B. Small, who are purportedly holders of limited partnership assignee units in the Partnership or GHI II, commenced an action (the "California Action") in the Superior Court of the State of California for the County of Los Angeles against all of the defendants in the New York Action, including the nominal defendants, as well as Carl C. Icahn, Michael L. Ashner, Arthur N. Queler, IFGP Corp., National Property Investors, Inc., NPI Equity Investments II, Inc., Fox Realty Investors, Portfolio Realty Associates, L.P., Emmet J. Cashin, Jr., Jarold A. Evans, W. Patrick McDowell and Apollo Real Estate Advisors, L.P. (collectively, the "California Defendants"). The complaint alleges, among other things, that (a) the California Defendants have breached, or aided and abetted a breach of, fiduciary duties owed to the Partnership and its limited partners, (b) the California Defendants have made negligent misrepresentations and engaged in fraudulent activities in connection with the Offer and
(c) the California Defendants have caused the general partner of the Partnership to breach provisions of the Partnership Agreement of the Partnership. The action, which has been brought both as a class action on behalf of holders of Units, as well as a derivative action on behalf of the Partnership, seeks unspecified monetary damages and injunctive relief preventing the consummation of the Offer and requiring the California Defendants to discharge their fiduciary duties to the Partnership and the members of the purported class by, among other things, ordering the appointment of an independent committee to act for the Partnership, the retention of independent advisers and consideration of alternative transactions and bidders. Devon Associates, Cayuga Associates L.P. and Fleetwood Corp. believe that the California Action is without merit and intend to vigorously defend the action. A copy of the complaint in the California Action is attached hereto as Exhibit (z)(ii) and is incorporated herein by reference.

     Plaintiffs and defendants in the New York Action and the California Action have agreed to an expedited discovery schedule.
 In addition, such defendants also agreed to cause the Offer to be extended by 10 days and, accordingly, the Offer has been extended and will now expire at 12:00 midnight, New York Time, on March 25, 1996, unless extended.


Item 11.     Material to be Filed as Exhibits.
Item 11 is hereby amended by adding the following, which are attached as exhibits:
          (a)(4)     Press Release issued March 8, 1996.
          (z)(i) Complaint as filed on February 21, 1996 with the Supreme Court of the State of New York,
County of New York.
          (z)(ii) Complaint as filed on February 28, 1996 with the Superior Court of the State of California, County of Los Angeles.


Signatures

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  March 8, 1996
                              DEVON ASSOCIATES
                              By:  Cayuga Associates L.P.


                                   By:  Cayuga Capital Corp.,
                                        its General Partner


                                   By:   /s/ Michael L. Ashner
                                         Name:   Michael L. Ashner
                                         Title:  President

                              By:  Fleetwood Corp.


                                   By:   /s/ Edward E. Mattner
                                        Name:   Edward E. Mattner
                                        Title:  President


                              CAYUGA ASSOCIATES L.P.
                              By:  Cayuga Capital Corp.,
                                   its General Partner


                                   By:   /s/ Michael L. Ashner
                                        Name:   Michael L. Ashner
                                        Title:  President

                              FLEETWOOD CORP.

                              By:   /s/ Edward E. Mattner
                                   Name:   Edward E. Mattner
                                   Title:  President


                         Exhibit Index

                                                   Sequentially
Exhibit No.               Description             Numbered Page

(a)(4)    Press Release issued March 8, 1996.          12

(z)(i)    Complaint as filed on February 21, 1996      13
          with the Supreme Court of the State of
          New York, County of New York.

(z)(ii)   Complaint as filed on February 28, 1996      45
          with the Superior Court of the State of
          California, County of Los Angeles.



                                              Exhibit (a)(4)

March 8, 1996
Jericho, New York

FOR IMMEDIATE RELEASE ....

     Devon Associates has announced that its offers to purchase outstanding Limited Partnership Assignee Units of each of the partnerships set forth below have each been extended and are now each scheduled to expire at 12:00 midnight, New York City time, on March 25, 1996. The number of Units deposited as of March 7, 1996 pursuant to the offers is set forth below.
                                             Number of Units
  Name of                                    Deposited as of
Partnership                                  March 7, 1996

Growth Hotel Investors,                         6,957
  a California Limited Partnership

Growth Hotel Investors II,
  a California Limited Partnership              8,935


     For additional information, contact Sherri Herman of The
Herman Group Inc., the Information Agent for the offers, at 214-
999-9393.



                                                              Exhibit (z)(i)

SUPREME COURT FOR THE STATE OF NEW YORK
COUNTY OF NEW YORK
---------------------------------------x

WILLIAM WALLACE, MILDRED WALLACE,
EDITH G. MARTIN, PAUL ALLEMANG and
GWEN ALLEMANG, on behalf of
themselves and all others similarly
situated, and derivatively on behalf
GROWTH HOTEL INVESTORS, a California
Limited Partnership, and     GROWTH HOTEL
INVESTORS II, a California Limited
Partnership,
                Plaintiffs,                   Index No. ____

v.

DEVON ASSOCIATES, MONTGOMERY
REALTY-85, GHI ASSOCIATES, CAYUGA
ASSOCIATES L.P., CAYUGA CAPITAL
CORP., INSIGNIA FINANCIAL GROUP,
INC., L.P., and FLEETWOOD CORP.,

                Defendants,

and

GROWTH HOTEL INVESTORS, a California
Limited Partnership, and GROWTH HOTEL
INVESTORS II, a California Limited
Partnership,

                Nominal Defendants.

---------------------------------------x


     CLASS AND VERIFIED DERIVATIVE
     ACTION COMPLAINT AND JURY DEMAND

     Plaintiffs, by their attorneys, as and for their class and derivative complaint, allege upon personal knowledge as to themselves and their own acts and upon information and belief as to all other matters, based upon, inter alia, the investigation of counsel, which included a review of public documents filed with the United States Securities and Exchange Commission (the "SEC"), among other things, as follows:
                 1. Plaintiffs William and Mildred Wallace are holders of assignee units of Growth Hotel Investors, a California Limited Partnership ("Growth Hotel"). Edith G. Martin and Paul and Gwen Allemang are investors in Growth Hotel Investors II, a California Limited Partnership ("Growth Hotel II", collectively, the "Partnerships"). They bring this action on behalf of all holders of assignee units or limited partnership interests (hereinafter the "limited partners") in Growth Hotel, and Growth Hotel II, respectively, as of January 8, 1996, to whom an inadequate and self-interested tender offer is being made by affiliates of the general partner, Montgomery Realty-85 ("Montgomery"). They also bring this action derivatively on behalf of and in the right of Growth Hotel and Growth Hotel II for the sale of control without obtaining a control premium and the usurpation of the Partnerships' opportunities.
     JURISDICTION AND VENUE
               2. Jurisdiction over the subject matter is proper in this Court because this action arises under state common law and state statutes.
               3. Personal jurisdiction over the defendants is proper in this judicial district because the defendants are either resident here, or are engaging and have engaged in substantial activity and business in this judicial district under C.P.L.R. Section 302.
     THE PARTIES


              4.  Plaintiffs William and Mildred Wallace are and at all
relevant times hereto have been holders of limited partnership interests in Growth Hotel.
              5.  Plaintiffs Edith G. Martin and Paul and Gwen Allemang
are and at all relevant times hereto have been holders of limited partnership interests in Growth Hotel II.
              6.  Defendant Devon Associates ("Devon" or the
"Purchaser") is a New York general limited partnership which was formed and is controlled by affiliates of the General Partners, as explained below.  By Offers to Purchase dated February 15,
1996 ("Offers to Purchase"), Devon has offered to purchase: (a)
up to 15,000 outstanding limited partnership units of Growth
Hotel or 41% of the outstanding units for $705 per share for a total offering price of $10,575,000 (assuming all shares tender)
to unitholders as of January 8, 1996; and (b) up to 21,000
limited partnership units of Growth Hotel II or 35.6% for $750 per share for a total offering price of $15,750,000 (assuming all shares tender)(together, the "Tender Offers") to unitholders as of January 8, 1996.  Both Tender Offers presently expire on March
14, 1996.
             7.  Defendant Montgomery, a limited partnership organized
in California, is the general partner of Growth Hotel, and one of
two general partners of Growth Hotel II.   Devon was formed and
is controlled by affiliates of Montgomery, making the tender
offer self-interested.   On December 6, 1993, a wholly-owned
subsidiary of National Property Investors, Inc. ("NPI"), an
entity which was controlled by, inter alios, Michael Aschner ("Aschner"), assumed management and obtained control of
Montgomery.  On October 12, 1994, NPI sold one-third of its stock to an affiliate of Apollo Real Estate Advisors, L.P. ("Apollo").
 On August 17, 1995, the stockholders of NPI entered into an agreement to sell all the issued and outstanding of stock of NPI to an affiliate of defendant Insignia Financial Group, Inc. ("Insignia"), essentially giving Insignia control over
Montgomery. Devon is a joint venture between defendant Cayuga Associates L.P. ("Cayuga Associates") (an entity indirectly controlled by Apollo/Insignia/Aschner) and Fleetwood Corp. ("Fleetwood") (an entity controlled by Carl C. Icahn ("Icahn")).
                 8.   Defendant Cayuga Associates is a Delaware limited
partnership whose general partner is defendant Cayuga Capital Corporation, which is controlled by Apollo (through W. Edward
Scheetz ("Scheetz")), Insignia and Aschner.  Cayuga Associates is
one of the joint venturers controlling the Purchaser, Devon.
               9.   Defendant Cayuga Capital Corporation ("Cayuga
Capital"), is a Delaware corporation, and is the general partner of Cayuga Associates. Cayuga Capital, in turn, is controlled by Aschner, Scheetz, a limited partner of Apollo and a managing director of its real estate investment fund, and an undisclosed subsidiary of Insignia. Aschner is the former president, director and co-chairman of NPI, whose predecessor Fox Capital Corporation originally underwrote and sold Growth Hotel and
Growth Hotel II, and is a director and president of Cayuga.
Until recently, NPI controlled Montgomery, and then sold a one-
third interest in Montgomery to Apollo (who subsequently sold their interest to Insignia).  Apollo is a New York based real estate investment and management limited partnership, controlled in part, by Scheetz.
              10.   Defendant Insignia, a Delaware corporation with a
place of business located at One Insignia Place, Greenville,
South Carolina, and a place of business in New York City, is a real estate service organization which specializes in the
management of residential and other properties.
            11.   Fleetwood is a Delaware corporation formed by Icahn
to joint venture Devon with Cayuga Associates to make the Tender Offers, which maintains a principal place of business in New York
City.
           12.   GHI Associates is one of the general partners of
Growth Hotel II.
           13    The nominal defendants, Growth Hotel and
Growth Hotel II, are California limited partnerships maintaining a place of business at One Insignia Financial Plaza, Greenville,
South Carolina--the same address as Insignia, and in Insignia's office in New York City.
      CLASS ALLEGATIONS
          14   The action is brought pursuant to C.P.L.R.
Section 901 et seq., and is brought on behalf of the named plaintiffs, individually and as a class action on behalf of all persons who held assignee units or limited partnership interests in Growth
Hotel and Growth Hotel II as of January 8, 1996, and who will be damaged by the Tender Offers.
         15   Counts I, II and IV of this action are
properly brought as a class action under C.P.L.R. Section 901, for the following reasons:
               (a)  The Class consists of thousands of persons and
is so numerous that joinder of all members is impracticable;
               (b)  There are questions of law and/or fact common
to the Class which predominate over any questions affecting the individual members, including:
                      (i)  whether the defendants, aided and abetted
by Fleetwood, breached their fiduciary duties to the Class by, inter alia, making tender offers without first shopping the Partnerships or considering other alternatives which would have maximized value to the limited partners, such as liquidating the properties underlying the Partnerships;
                    (ii) whether the defendants, aided and abetted by Fleetwood, breached their fiduciary duties to the Class by, inter alia, making the Tender Offers at an inadequate price;
                  (iii) whether the Offers to Purchase and any other documents disseminated in relation to the Tender Offers were false and misleading, and thus, in breach of the defendants'
(except Fleetwood's) fiduciary duties to the Class;
                 (iv)  whether those Class members who do not tender
will be damaged as a consequence of the voting control which will be concentrated in the Purchaser; and
                  (v)  whether the Class members will be
irreparably harmed as a consequence of the Tender Offers.
          16.   The claims asserted by the plaintiffs are
typical of the claims of members of the Class;
          17.   The plaintiffs will fairly and adequately
protect the interests of the Class and have retained counsel experienced in class actions and complex litigation;
          18.   A class action is superior to other available
methods for the fair and efficient adjudication of this
controversy for at least the following reasons:
                  (a)  given the size of the individual Class
member's claims, few Class members could afford to seek legal redress individually for the wrongs committed against them, and absent Class members have no interest in controlling the
prosection of the individual actions;
                 (b)  other available means of adjudicating the
claims of plaintiffs and members of the Class, such as thousands of individual actions brought separately and pursued
independently in state or federal court across the country, are impracticable and inefficient;
                 (c)  this action will cause an orderly and
expeditious administration of the Class claims, economies of time, effort, and expense, and will be foster uniformity of
decisions;
                (d) without a class action, the Class members will continue to suffer damages and defendants' violations of law will proceed without remedy, while defendants continue to retain the proceeds of their wrongful acts;
                (e)  management of this action as a class action
poses no unusual difficulties that would impede its management by the Court;
                (f)  the claims brought by plaintiffs and members
of the Class are not now, nor have they been the subject of
another class action to the best of plaintiffs' knowledge.
      DERIVATIVE ALLEGATIONS
         19.   Counts III and IV are brought derivatively
on behalf of and in the right of Growth Hotel and Growth Hotel
II, pursuant to B.C.L. Section 626.
         20.   Plaintiffs William and Mildred Wallace have
been and remain holders of units in Growth Hotel during the
wrongdoing, and plaintiffs Edith G. Martin and Paul and Gwen
Allemang have been and remain holders of units in Growth Hotel II during the wrongdoing.
        21   A formal written demand upon the General
Partners, the entities with authority to bring this action on behalf of the Partnerships, would have been futile and is
unnecessary because the General Partners themselves are liable for the wrongdoing in breaching their fiduciary duties to the Partnerships. Given the fact that there is a substantial likelihood they may be held liable, they would in essence be suing themselves.
         22.   Moreover, the General Partners are controlled
or have been controlled by entities making the Tender Offer
-- Insignia, Apollo (through Scheetz) and NPI (through Aschner).
 Thus, entities who control and who previously controlled and had inside information respecting the Partnerships and their true values, stand to obtain a direct pecuniary benefit from the
wrongdoing alleged herein.  Consequently, it is unlikely that these defendants would enable the General Partners to adequately respond to a demand and/or commence suit.
         23.   In fact, in the Schedule 14D-1's, filed by
the Partnerships, the General Partners admit that they are beset by disabling conflicts of interests with respect to the
Partnerships or the limited partners, and thus may not be able to act in the best interests of the Partnerships or the limited partners.
      BACKGROUND
        24   25,000 units of Growth Hotel were offered
pursuant to a prospectus dated August 14, 1985, at $1,000 per unit. Fox Capital, a predecessor to NPI, underwrote and made the offering and raised $36,932,000. 75,000 units of Growth Hotel Investors II were offered for sale at a $1,000 per unit by prospectus dated October 10, 1986 by Fox Capital and raised
$58,982,000 (the "Offerings").
        25. Both Growth Hotel prospecti indicate that the Partnerships were formed for the purpose of investing in limited service hotels, anticipated to be franchises of Hampton Inn
Hotel, a division of Holiday Inn.
        26   They further indicate that their investment
objectives were: (a) to preserve and protect the Partnerships'
invested capital, (b) provide capital gains through potential appreciation; (c) provide cash distributions from operations; (d) obtain federal income tax deductions so that during the early years of operations portions of cash distributions would be
treated as a return of capital for tax purposes, and therefore, not represent taxable income to the Unitholders, and (e) build up equity through the reduction of mortgage loans.
        27.  The Partnerships were to pay quarterly
distributions to the unitholders.  The prospecti also indicated
that most of the properties would be sold in five to ten years of the Offerings (1990 to 1996) -- which has expired.
        28.   In the last several years the hotel
properties have been experiencing a dramatic rise in value as a consequence of above average increases in both rates and occupancies.  As a result, generally there has been great demand for hotel properties by investors, including those properties owned by the Partnerships, and a concomitant increase in the value of those properties.
         29.   This dramatic growth in value of the
Partnerships' properties, however, has not been apparent to the limited partners in the Partnerships because the General Partner did not increase the dividends in the same proportion that cash flow in the Partnerships has been increasing.  Instead, the
General Partners stockpiled cash, and used the cash to pay down mortgage debt in anticipation of this Tender Offer.
         30.   For instance, in 1994 alone, the increase in
investors' equity due to the increase in cash and the decrease in mortgage debt (not even taking into account the appreciation in the value of the properties which has been significant), is approximately $60.00 per unit for Growth Hotel II alone.
          31   Such increases are not taken into account in
the inadequate tender offer prices being offered.
          32.   Moreover, the price of the Partnerships'
units on the informal secondary market for such units has been artificially depressed. Given the General Partners' failure to shop or liquidate the underlying hotel properties, particularly given the favorable climate for doing so, and the only marginal increase in distributions (due to, inter alia, the General
Partners' stockpiling of cash), the price of the units on the secondary market have been artificially depressed.
          33.    Prior to January 1995, Metric Realty
("Metric"), an unaffiliated third party, performed management services for the Partnerships.  Apparently based upon its
knowledge of the Partnerships and the increase in cash flows and values of the properties, in the first quarter of 1994, Metric expressed interest in purchasing all of the Partnerships'
properties at prices greater than those being offered in the
Tender Offers.
        34.   In an effort to eliminate any potential
bidder for these properties, and in anticipation of the self-
dealing and inadequate Tender Offers, in early 1995, while the
General Partner was controlled by NPI and Apollo, the General
Partner essentially bought off Metric, by prepaying Metric $2.250 million to amend its management contract (eliminating payments to Metric for the sale and/or refinancings of the properties, which is the likely course which the defendants will undertake once they obtain control of the Partnerships).
        35.   In an effort to take advantage of this
depression of the price of the units which they caused, the
general illiquidity of the units, the increasing value of the underlying hotel properties, and their effective pay off of at least one potential, knowledgeable bidder, on February 16, 1996, the defendants commenced the Tender Offers.
       36.   In doing so, the General Partners breached their
fiduciary duties to the Class in that they:
              (a)   failed to shop either the Partnerships or the
underlying properties prior to making the inadequate Tender
Offers, despite their admission that at least one potential
purchaser, Metric, the former management agency of the
Partnerships, was contemplating making an offer for the units at prices higher than those being offered in the Tender Offers;
            (b)   in fact, took steps to pay off Metric to
prevent it from making a tender offer or purchase the
Partnerships;
            (c)   adequately account for the increase in cash
flow of the properties and the decrease in mortgage debt;
           (d)    adequately account for the appreciation in
value of the underlying properties and the current excellent market for hotel properties;
           (e)    failed to consider alternatives which might
have yielded greater value for the limited partners, including the sale and/or liquidation of some or all of the underlying hotel properties, which they are required to at this point in time under the relevant partnership agreements (the "Partnership
Agreements");
          (f)    failed to hire an independent advisor to advise
and negotiate with the General Partners in order to obtain a reasonable price for the limited partners; and
          (g)    are making the Tender Offers pursuant to false
and misleading Offers to Purchase.
        37   The Offers to Purchase are false and misleading in
that they misstate or fail to state the following material
information:
              (a)   they misleadingly state that the hotel industry
is risky and volatile, when, in fact, the market for hotels is extremely good and is thus a good time for the Partnerships to liquidate their holdings;
             (b)   fail to emphasize that the Partnerships have
been experiencing and will continue to experience increasing rates, occupancies, cash flows and revenues;
            (c)    fail to disclose that the price being offered
in the Tender Offers do not reflect the increase in cash flow of the Partnerships, particularly because the General Partner has used the increasing cash flow to stockpile cash and pay down mortgage debt, rather than meaningfully increase distributions to the limited partners, in anticipation of the Tender Offers;
          (d)    fail to disclose that the General Partner
essentially paid off the at least one potential bidder for the properties, Metric, who, over two years ago was willing to pay more for the Partnership's properties than is being offered in the Tender Offers (although the value of the limited partners' interests has only increased since that time);
            (e)   misleadingly emphasizes the lack of liquidity
of the units and the low prices being offered in the secondary market for them (and falsely touts that the tender offer prices are higher than the secondary market prices), while failing to disclose that it is the defendants' actions which are
artificially depressing the price of the units;
             (f)   fails to disclose essential financial
information which would enable a reasonable investor to calculate the actual profits and financial benefits to be gained by
defendants from their acquisition of effective voting control of the Partnerships, without paying any control premium; and
            (g)   fails to adequately and fully disclose the
defendants' intentions with respect to the Partnerships and the underlying properties.
       38   The Tender Offers also constitute a sale of control
of the Partnerships for which the limited partners and the
Partnerships are not being offered any premium.
      39   Other than affiliates of the General Partners, who
own approximately 2-3% of the units in each of the Partnerships, the Partnerships are held by individual unitholders with small holdings.
      40. By way of the Tender Offer, the Purchaser and present and former control persons of the General Partner are attempting to purchase control of the Partnerships. If the Tender Offers succeed, the Purchaser and those control persons will become the majority unitholders and will be able to influence and control all unitholder votes, including those respecting removal of the General Partner, and those respecting the amendment of the applicable Partnership Agreements.
      41. Because of these control characteristics, the Tender Offers constitute a change of control, giving rise to a duty by the General Partner to implement measures and take all steps reasonable to ensure that the limited partners receive the best value for this change of control and maximum value for their units.

      FIDUCIARY OBLIGATIONS OF DEFENDANTS
      42. By reason of their positions as either former or current control persons of Montgomery, who possess material inside information concerning the Partnerships, their increasing cash flow and the appreciation in value of the hotel properties underlying the Partnerships, and their direct or indirect interests in the Purchaser, the defendants (except for Fleetwood who has not had an interest in Montgomery) owed the Partnerships and the limited partners fiduciary obligations of fidelity, trust, loyalty, due care and candor, and were and are required to use their utmost ability to control the Partnerships in a fair, just and equitable manner, and to act in furtherance of the best interests of the Partnerships and their unitholders so as to benefit all unitholders proportionately and not in furtherance of their own personal interests or to benefit themselves and/or their affiliates at the expense of the Partnerships and the limited partners. Each defendant (except Fleetwood) also owed the Partnerships the fiduciary duty to exercise due care, loyalty, and diligence in the management and administration of the affairs of the Partnerships and in the use and preservation of the Partnerships' properties. Fleetwood owed the Partnerships and the limited partners the duty not to aid and abet the remaining defendants breaches of their fiduciary duties.
      43. To discharge their fiduciary duties, the defendants were required to exercise reasonable and prudent supervision over the management, policies, practices, controls, and financial affairs of the Partnerships. By virtue of this obligation of ordinary and reasonable care and diligence, the defendants (except Fleetwood) were required, among other things:
            (a) to manage, conduct, supervise, and direct the business affairs of the Partnerships in accordance with state and federal laws, and the Partnership Agreements, among other things;
            (b) to exercise reasonable control and supervision over the officers and employees of the Partnerships; and
            (c) to ensure the prudence and soundness of policies and practices undertaken or proposed to be undertaken by the Partnerships, including the refinancing or sale of various owned by the Partnerships.
      44. With respect to the Partnerships themselves, the General Partner and its control persons owe the Partnerships fiduciary duties including:
             (a)   offering the Partnerships business
opportunities duly belonging to the Partnerships, rather than usurping such opportunities for themselves;
             (b) obtaining a control premium upon the sale of control of the Partnerships.

     COUNT I

     (Against all defendants except Fleetwood for breach of fiduciary duty to the Class)

      45. Plaintiffs repeat and reallege each and every allegation set forth above as if fully stated herein.
      46. At all times relevant herein, the defendants (except Fleetwood), as General Partners and/or persons who were or are affiliated with the General Partners, and through that affiliation were able to and have obtained material inside information respecting the Partnerships, the increase in the Partnerships' cash flow, and the appreciation of the properties underlying the Partnerships, owed fiduciary duties of due care, good faith, fair dealing, loyalty, honesty and candor in their management of the Partnerships and to the limited partners. They further owed a duty not to place their own interests above those of either the Partnerships or the limited partners.
      47. Each of the defendants, except Fleetwood, by virtue of their affiliation with and/or continuing interest in the General Partner, owes the fiduciary duties specified above to the limited partners, Class members herein.
      48. By virtue of the Tender Offers and their interests in both the Purchaser and the General Partner, and their acts leading to and the terms of the Tender Offers, including the dissemination of false and misleading tender offer documents, these defendants breached their fiduciary duties to the limited partners of the Partnerships.
      49. As fiduciaries, these defendants were and are obligated to establish and follow procedures to provide assurance to themselves and to the limited partners of the provisions that the Tender Offers represent the best value available to the limited partners for their units.
      50. Had the terms and conditions of the Tender Offers been negotiated as arms' length, had competing offers been solicited, or had other alternatives to the Tender Offers such as liquidation, been considered, the limited partners of the Partnerships would have been offered a higher value for their units on more favorable terms. In structuring and making the Tender Offers, the defendants breached and continue to breach their fiduciary duties to the limited partners, including disseminating false and misleading tender offer documents.
      51. As a direct and proximate result of the breaches of fiduciary duties set forth herein, the Partnerships, plaintiffs and members of the Class have been and continue to be irreparably damaged.

     COUNT II
     (Against all defendants, except Fleetwood, for breach of the Partnership Agreements)

      52. Plaintiffs repeat and reallege each and every allegation set forth above as if fully stated herein.
      53. The Partnerships are governed by similar Partnership Agreements. These Partnership Agreements state that the primary purpose of the Partnerships were to invest in, acquire, manage and ultimately to sell income producing property. The Partnership Agreements also contain provisions designed to protect the limited partners of the Partnerships from self-dealing and overreaching by the General Partners.
      54. The Partnership Agreements further prohibit the co-mingling of Partnership funds, amending the Partnership Agreements without the informed consent of a majority of the limited partners, entering into the sale of all or substantially all of the assets of the Partnerships, unless the transaction is approved by the informed consent of the limited partners, among other provisions.
       55. The Tender Offers constitute a breach of the Partnership Agreements, by which plaintiffs and the Class have been and continue to be irreparably damaged.

     COUNT III
     (Against all the defendants, except Fleetwood, on behalf of the Partnerships)

      56. Plaintiffs repeat and reallege the allegations set forth above as if fully state herein.
      57. The defendants, except Fleetwood, owe fiduciary duties to the Partnerships, including obtaining a premium on the sale of control of the Partnerships and allowing the Partnerships their opportunities.
      58. By way of the Tender Offers, which are essentially change of control transactions, the defendants have breached and continue to breach their duties to the Partnerships and have effectively usurped the Partnerships' opportunities.
     59. As a consequence, the Partnerships have been and continue to be irreparably harmed.

     COUNT IV
     (On behalf of the Class and the Partnerships, against Fleetwood)

      60. Plaintiffs repeat and reallege each and every allegation set forth above as if fully stated herein.
      61. Fleetwood substantially assisted in and thus aided and abetted the remaining defendants' breaches of their fiduciary duties and violations of the Partnership Agreements.
      62   By virtue of Fleetwood's substantial participation
in the Tender Offers and the remaining defendants' breaches and violations, the Class and the Partnerships have been and continue to be irreparably damaged.

      WHEREFORE, plaintiffs, on behalf of themselves, a Class similarly situated and the Partnerships, pray for judgment as follows:

          (a) That the Court adjudge Counts I, II as and IV properly maintained as a class action;
          (b) That the Court adjudge Counts III and IV as properly maintained as a derivative action;
          (c)  That the Court award the Class and the
Partnerships compensatory damages;
          (d) That the Court preliminarily and permanently enjoin defendants from consummating the Tender Offers;
          (e)  That the Court order the defendants to
discharge their fiduciary duties to the Partnerships and to the Class, by among other things:
                (i) engaging independent persons to act on a fully informed basis in the best interests of the limited partners and the Partnerships;
                (ii)  to shop the Partnerships and/or the
underlying properties, and to cooperate with all persons, other than defendants or their affiliates, with anyone having a bona fide interest in any transaction which would maximize the value of investments in the Partnerships and the premium due and owing to the Partnerships;
             (iii) take all steps which would create an active auction for the units or the Partnerships' properties;
              (iv)  adequately ensure that no conflicts of
interest exist between defendants' own interests and their fiduciary obligations or, if such conflicts exist, to ensure that all such conflicts are resolved in favor of the limited partners and the Partnerships;
          (f) Ordering defendants to create an independent committee to consider other alternatives to the Tender Offers, including the orderly liquidation of the properties underlying the Partnerships;
          (g) Awarding plaintiffs, the members of the Class, and the Partnerships their prejudgment interest, and the costs and expenses of this litigation, including reasonable attorneys' fees and expenses, and other costs and disbursements; and
          (h) Such further and other relief as to this Court may seem just and reasonable.


                              Respectfully submitted,
                              GOODKIND LABATON RUDOFF &
                                   SUCHAROW, LLP
                              Lynda J. Grant, Esq.
                              100 Park Avenue
                              New York, NY  10017
                              212/907-0700

                              HANZMAN CRIDEN KORGE HERTZBERG
                                   & CHAYKIN, P.A.
                              Michael Criden, Esq.
                              First Union Financial Center
                              South Biscayne Boulevard
                              Miami, FL  33131
                              305/579-1222

                              Attorneys for Plaintiffs



                                                 Exhibit z(ii)

Lionel Z. Glancy, Esq.
LAW OFFICES OF LIONEL Z. GLANCY
1299 Ocean Avenue, Suite 323
Santa Monica, California 90401
(310) 319-3277

Andrew D. Friedman, Esq.
WECHSLER HARWOOD HALEBIAN
 & FEFFER LLP
805 Third Avenue
New York, New York 10022
(212) 935-7400

COUNSEL FOR PLAINTIFFS

[Additional Counsel on Signature Page]

     SUPERIOR COURT OF THE STATE OF CALIFORNIA

     FOR THE COUNTY OF LOS ANGELES

R & S ASSET PARTNERS, a Florida General
Partnership, and JESSIE B. SMALL, on
their own behalves, on behalf of all
others similarly situated, and
derivatively on behalf of the Nominal
Defendants,

               Plaintiffs,

          v.

DEVON ASSOCIATES, CAYUGA ASSOCIATES,
L.P., CAYUGA CAPITAL CORP., FLEETWOOD
CORP., CARL C. ICAHN, MICHAEL L. ASHNER,
MARTIN LIFTON, ARTHUR N. QUELER,
INSIGNIA FINANCIAL GROUP, INC., IFGP,
CORP., NATIONAL PROPERTIES INVESTORS,
INC., NPI EQUITY INVESTMENTS II, INC.,
FOX REALTY INVESTORS, PORTFOLIO REALTY
ASSOCIATES, L.P., EMMET J. CASHIN, JR.,
JAROLD A. EVANS, W. PATRICK MCDOWELL,
APOLLO REAL ESTATE ADVISORS, L.P., and
MONTGOMERY REALTY COMPANY-85,

               Defendants,

          - and -

GROWTH HOTEL INVESTORS, a California
Limited Partnership and GROWTH HOTEL
INVESTORS II, a California Limited
Partnership,

               Nominal Defendants.



 CLASS AND DERIVATIVE ACTION
COMPLAINT AND JURY DEMAND

          Plaintiffs, R & S Asset Partners and Jesse B. Small ("Plaintiffs"), by their attorneys, hereby allege, upon personal knowledge as to themselves and their own acts and upon information and belief as to all other matters, based upon, inter alia, the investigation conducted by counsel, which included a review of, among other things, public documents filed with the United States Securities and Exchange Commission ("SEC") by
various defendants and the two limited partnerships that are named herein as nominal defendants, news articles, press
releases, financial data and other published materials, and documents produced by defendants, as follows:
     SUMMARY OF CLAIMS
1.      This is a partnership/securities class and
derivative action brought by limited partners of the two limited partnerships organized under the laws of California and named as Nominal Defendants, Growth Hotel Investors ("GHI") and Growth
Hotel Investors II ("GHI II") (collectively, "the Partnerships"), against the general partner of the Partnerships, defendant Montgomery Realty Company-85 (the "General Partner"), and various individuals and entities that either owned or own, controlled or control and/or have access to the General Partner ("Defendants").
 The claims asserted herein -- for breach of fiduciary duty, aiding and abetting a breach of fiduciary duty, negligent misrepresentation and fraud -- are brought derivatively on behalf of each of the Partnerships, and individually on behalf of the Plaintiffs and a class consisting of all persons and entities who are holders of limited partnership units ("Units") of the Partnerships (the "Class", "Limited Partners" or "Unitholders").
2.      Plaintiffs seek monetary damages and
equitable relief, including an order: (1) prohibiting the Defendants from consummating two highly similar tender offers commenced by defendant Devon Associates ("Devon" or the
"Acquiring Entity") -- a partnership formed, controlled and owned by the Defendants and their affiliates -- on February 15, 1996 (collectively referred to as the "Tender Offer") and pursuant to which the Defendants are seeking to fraudulently induce members of the Class, through false and misleading statements and omissions, to sell approximately 40% of the outstanding Units of the Partnerships to Devon at highly inadequate prices that the defendants know do not reflect the true value of the Units, and/or (2) requiring the Defendants to issue disclosures to
correct false and misleading statements and omissions of material facts in documents prepared, filed with the SEC, issued and/or disseminated to the Class by Defendants (through Devon) in connection with the Tender Offer -- including the two tender offer statements filed on Schedule 14D-1 and exhibits thereto, including a document entitled Offer to Purchase, for each Partnership (collectively, the "14D-1's" or "Offering
Documents"); and/or (3) preventing Defendants from voting the
Units acquired pursuant to the Tender Offer, in any matter affecting the treatment of the General Partner of the assets of the Partnership.
3.      As set forth below, the Defendants are
members or affiliates of five inter-related groups of investors, all of whom have joined together in an common plan and scheme by which they have, through control and access to the General
Partner, inter alia, purposefully mismanaged the Partnerships to further their own interests, misappropriated partnership assets, including non public information, and usurped a lucrative business opportunity of the Partnerships.  The five investor groups consist of (1) the three former principals of defendant National Properties Investors, Inc. ("NPI"), the indirect parent of the General Partner -- Michael L. Ashner ("Ashner"), Arthur M. Queller ("Queller") and Martin Lifton ("Lifton") (collectively, the "Former NPI Principals") -- NPI is the sole shareholder of defendant NPI Equity Investments II, Inc. ("NPI Equity"), which in turn, is the managing co-general partner of defendant Fox
Realty Investors ("Fox"), a California general partnership that is the general partner of the General Partner of the
Partnerships; (2) Insignia Financial Group, Inc. and its
subsidiary IFGP Corp. ("IFGP") (collectively, "Insignia"), which became the parent of the General Partner in January 1996 following the closing of a series of contracts entered into on August 17, 1995 by which Insignia and certain other Defendants agreed to purchase NPI and various affiliates from the Former NPI Principals and other Defendants for over $116 million (as described below, the "Transaction" or "NPI-Insignia
Transaction"); (3) Carl C. Icahn ("Icahn") who through various entities that he controls, joined Insignia in the Transaction as the co-purchaser of various affiliates and assets of NPI; (4) Apollo Real Estate Advisors, L.P., and entities it controlled or controls ("Apollo"), which currently owns a substantial equity interest in Insignia and previously owned one-third of the outstanding common stock of NPI, which was sold to Insignia as part of the Transaction; and (5) the three former principals of
Fox and its affiliates -- Emmet J. Cashin, Jr., Jarold A. Evans and W. Patrick McDowell and their affiliated entities
(collectively the "Fox Investors") -- who sold their controlling interests in Fox and the General Partner to NPI and the Former
NPI Principals in 1993 (as described below, the "NPI-Fox Transaction") and pursuant to various agreements related to the NPI-Fox Transaction, formed and became limited partners of Portfolio Realty Associates, L.P., a California limited partnership, which became the non-managing co-general partner of Fox, with NPI Equity. All five groups of Defendants are now participants in Devon and its coercive Tender Offer.
4.    All Defendants have participated in a
plan and scheme that exploits their past and present managerial control of the Partnerships in order to further their own financial interests at the expense of the Limited Partners and the Partnerships.  The Defendants' Plan has three primary goals:
 (1) to receive excessive annual fees and income from the Partnerships and related joint ventures controlled by the Partnerships while laying the groundwork to create favorable conditions for the successful completion of a tender offer for Units at prices below the true value of the Units; (2) to acquire enough equity in the Partnerships to entrench the Defendants in their positions of control over the Partnerships in order to assure that the General Partner is not removed, to prolong the lives of the Partnerships and/or take any other actions they may desire that would benefit their own interests, and (3) to obtain such control over the Partnerships by defrauding Limited Partners into selling their Units to the Defendants at rock bottom prices that are well below the true value of the Units.
5.      As described below, in pursuit of their
common plan and scheme, all Defendants have knowingly engaged and/or participated in, and continue to engage and/or participate in, inter alia, the following wrongful acts, all of which lack valid business purposes, were and are contrary to the
Partnerships' stated investment goals (as set forth in the Prospectuses and the Partnership Agreements defined below), and which have diminished and continue to waste the Partnerships' assets:
          (a) in furtherance of the first part of the Scheme, the Defendants have taken and/or caused the Partnerships to take, inter alia, the following wrongful acts: (1) the accumulation of substantial excess cash resulting from the General Partners' refusal to make proper cash distributions to Unitholders (GHI is currently holding cash balances of over $5 million and GHI II has over $12 million in undistributed cash); (2) the failure to properly explore transactions that would maximize the value of the Limited Partners' investments, such as the sale of some or all of the interests in limited service hotel properties that are owned by the Partnerships, which were supposed to be sold between 5-10 years from their acquisition in 1985-87 -- indeed,
Defendants disclosed in the Offering Documents, that in 1994, the General Partner received, but failed to pursue, a bona fide offer from a purportedly unaffiliated entity, Metric Realty, Inc. ("Metric"), to purchase all of the Partnerships' hotel properties for an aggregate price that would have provided Unitholders with $860 per Unit of GHI and $878 per Unit of GHI II (the "Metric Offer"), prices that are $155 and $128 per Unit higher that the low ball prices of $705 and $750 per Unit respectively, than the Defendants are offering to the Class to acquire their Units of
GHI and GHI II; and (3) the entrance into a wasteful and highly suspicious agreement by which, shortly after the Metric Offer, the Partnerships were caused to pay $2.2 million to Metric Management Inc. ("MMI"), an affiliate of Metric, purportedly for MMI's agreement to revise the terms and payments to be made pursuant to an undisclosed asset management agreement that the Partnerships had purportedly entered with MMI. Such improper actions have rendered the Class' Units highly illiquid and caused an artificial depression in the prices available to class members who went liquidity for the sale of their Units on the limited resale secondary market;
          (b) in furtherance of the second part of the Plan, the defendants have sought to acquire effective voting control of the Partnerships through the Tender Offer for the purchase of approximately 40% of the outstanding Units of each of the Partnerships and, in conjunction therewith, (i) Defendants misappropriated non-public information concerning the operations of the Partnerships, the true value of Units and the General Partners' future plans for the Partnerships, which include the refinancing of tens of millions of dollars of debt that has matured, and will mature, in 1996 and 1997, which will result in the Partnerships' receipt of substantial proceeds that are required to be distributed to Unitholders; (ii) Defendants formed a partnership, defendant Devon, and used such misappropriated information to obtain a multi-million loan from PaineWebber Real Estaet Securities, Inc. ("PaineWebber") after it had conducted
"due diligence" (the "Loan"), to finance the Defendants' highly coercive Tender Offer secured by the Units to be acquired and the expected distributions to be received from the Units Devon acquires in the Tender Offer -- a business opportunity that, at the very least, should have first been offered to the
Partnerships (i.e., the Partnerships should have been offered the opportunity to use excess cash and/or proceeds from a loan to acquire Units of all Limited Partners desiring liquidity, at a fair price, thus benefitting the entire Class) rather than
offered to the affiliates of the General Partner and their
business associates Icahn, Apollo, the Former NPI Principals and the Fox Investors; and (iii) Defendants actually created new conflicts of interest between the General Partner and the Class because, inter alia, the shift in control of the Partnerships caused by the Tender Offer may be deemed a breach, and cause the termination of the Partnerships' licensing agreements with
Hampton Inns Hotels, cause various mortgages to be accelerated and because the terms of the Loan will require Devon to make pre-payments on the loan principal in amounts per Unit that are received by the Partnerships from sales or refinancings and thus, are technically available for distribution regardless of whether such proceeds are actually distributed to Unitholders by the General Partner (i.e., creating an incentive for the General Partner to immediately distribute such funds even if it may be best to reserve or use such funds for other purposes);
          (c) in pursuit of the third part of the Plan, to
defraud Unitholders into tendering and selling Units to the Defendants at rock bottom prices that are well below their true value, the Defendants knowingly prepared, issued and disseminated Offering Documents that contain misrepresentations and omissions of material information concerning, inter alia, (i) the alleged advantages of tendering Units pursuant to the Tender Offer; (ii) the true liquidation values of Units of the respective Partnerships; (iii) the true financial condition of the respective Partnerships; (iv) the General Partners' intentions and plans with respect to the Partnerships, including their plans to refinance over $40 million of the Partnerships' mortgage debt in 1996 alone and the proceeds expected to be received and made available for distribution to Unitholders; and (v) the circumstances surrounding the Metric Offer, whether it was pursued and why it was not completed, and the circumstances of the $2.2 million payment by the Partnerships to MMI.
6.      Among the misrepresentations and omissions in
the Offering Documents are:
               (1) the outright false statement that Defendants and the General Partner do not have any plans or intentions with respect to "a liquidation of the Partnerships, a sale of assets or refinancing of any of the Partnerships' properties," when in truth, Defendants actually know that the majority of the Partnerships' mortgage debt has and/or is scheduled to mature this year and will, in fact, be refinanced in 1996 and from which the Partnerships are expected to receive substantial proceeds that, pursuant to the Partnership Agreements, must be made available for distribution to Unitholders -- i.e., Defendants are failing to tell Class Members that they will be entitled to receive substantial cash distributions this year and next year if they simply hold their Units instead of selling to Defendants;
          (2) misrepresentations regarding the true estimate of current liquidation value of the Units by failing to include amounts that the General Partner would be required to pay to
Class Members if the Partnerships were to be liquidated this year;
          (3) false statements that principals of Devon and its affiliates do not own beneficially Units of the Partnerships when they own close to, or more than 5% of GHI II;
          (4) misrepresentations regarding the illiquidity of Units and omitting to state the true reasons why Unitholders are not able to receive higher values for their Units through sales on the secondary market; and
          (5) the omission of any of the circumstances surrounding the Metric Offer to purchase all assets of the Partnerships, whether the General Partner pursued and explored the Metric Offer or why it did not, and whether the $2.2 million payment to MMI was in any way connected to Metric's abandonment of the offer to buy the Partnerships' properties; and
          (6) misrepresentations concerning Metric, such as the statement that Metric is an "unaffiliated third party", and omissions of information concerning past or present connections, ties and/or affiliations that various partners of Devon (i.e., the Fox Investors) may have had or currently have with Metric.
7.      As a result of defendants' wrongful conduct
as alleged herein, Plaintiffs and the members of the Class have incurred substantial damages resulting from, inter alia, the failure to receive distributions to which they are entitled and the diminution in the value of the Units of the Partnerships caused by the Defendants' refusal to take actions to maximize the value of their investments, and are currently threatened with further injury resulting from either the sale of their Units to Defendants for grossly inadequate consideration in reliance upon false and misleading statements and omissions of material information; or the failure to sell their Units and thus becoming a minority partner in Partnerships controlled by and managed by persons with interests that conflict with the interests of the minority partners; and the Partnerships have incurred damages resulting from the defendants' misappropriation of the Partnerships' assets, usurpation of a Partnership opportunity and the continued waste of assets to pay for actions designed to entrench the Defendants.
8.      In addition to the damages caused by
defendants' prior wrongful acts, plaintiffs seek the following equitable remedies, (1) an order (a) directing Defendants to issue corrective disclosures, (b) enjoining Defendants from consummating the Tender Offer or, in the alternative, from exercising the voting rights attached to any Units purchased in the Tender Offer; and (c) compelling Defendants to comply with their contractual and fiduciary obligations by exploring all actions that would possibly maximize the value of the
Unitholders' investments, including, the solicitation of interest in, and removal of any artificial barriers to, the successful offering and completion of any third party tender offers for
Units that may result in higher offer prices, the exploration of sales of hotel properties, and/or the presentation of plans of liquidation(s) to the Unitholders for their consideration, to be voted upon by all Unitholders pursuant to a full and fair proxy vote.
      JURISDICTION AND VENUE
9.      This action is brought on behalf of two
California limited partnerships and limited partners of such Partnerships and asserts claims arising under the California
Unfair Business Practices Act, the California Corporate Code and common law of the State of California. Venue is appropriate in this Court because the Partnerships are residents of California and the General Partner and entities controlling the General Partner are California corporations and/or Partnerships. In addition, Defendants are either, licensed to do business in this State or i) operate, conduct, engage in and carry on a business or business ventures in this State and have an office or agency in this State; ii) committed a tortious act within this State;
iii) caused injury to persons or property within this State
arising out of acts and/or omissions by the defendants; iv) have engaged in unfair trade practices in the State; and (v) breached a contract entered into in this State that is governed by California law by failing to perform acts required by the contract that were to be performed in this State.
      PARTIES
 Plaintiffs
10.      Plaintiffs bring this action on behalf of the
Class and derivatively on behalf of, and for the benefit of, the Partnerships, in order to effectuate the relief requested.
     a      Plaintiff R & S Partners is a general
partnership organized under the laws of the State of Florida and is the owner of Units of GHI.
     b      Plaintiff Jesse B. Small is a citizen of
the State of Florida and is the owner of Units of GHI II.
 Nominal Defendants
11.      The nominal defendants are two limited
partnerships organized under the laws of California, Growth
Hotels Limited Partnerships, ("GHI I") and Growth Hotels II
Limited Partnership ("GHI II"), with their primary offices now located at One Insignia Financial Plaza, Greenville, South Carolina.
12.      The Partnerships were formed in 1984 by
defendant Fox Realty Investors ("Fox") following the sale of Limited Partnership Assignee Units of the Partnerships to two investors pursuant to virtually identical Prospectuses (the "Prospectuses") (with variations concerning the particular properties, etc.), each of which annexed the respective Partnership's agreement of limited partnership (collectively, the "Partnership Agreements") as an exhibit thereto. Approximately 36,900 Units of GHI were sold in 1985 through May 1986, raising proceeds of approximately $36.9 million. Approximately 58,900
Units of GHI II were sold in 1985 through May 1986, raising proceeds of approximately $58.9 million.
13.      As stated in the Prospectuses and Partnership
Agreements, the two Partnerships were created for the purpose of investing, primarily through joint ventures, in hotel properties franchised by Hampton Inns Hotels, Inc. GHI acquired interests in twenty three hotels, including eighteen acquired through a joint venture with GHI II called the Growth Hotel Investors Combined Fund No 1, a California limited partnership (the "Joint Venture"). GHI II acquired interests in twenty four hotels, including the 18 hotels in which the Joint Venture owned a controlling interest. All investors were told, through virtually identical statements contained in the Prospectuses and
Partnership Agreements, that the Partnerships' objectives were the appreciation in the value of the Partnerships' properties, build up of equity by reduction of the mortgage loans on the hotel properties, the payment of cash distributions to each of the limited partners and return of capital. In addition, all investors were similarly told that the Partnerships intended to sell the hotel properties "within five to ten years after their acquisition."
 Defendants
14.      Defendant Montgomery Realty Company-85, the
General Partner, is a California general partnership that is the General Partner of the Partnerships. At all relevant times, the General Partner was and is responsible for the day-to-day and overall management of the Partnerships, including maintaining the books and records of the Partnerships and determining whether to sell any of the assets owned by the Partnerships, explore business opportunities or repurchase Units of limited partners seeking liquidity.
15.      Defendant Fox Realty Investors ("Fox") is a
California general partnership, which previously had offices in Foster City, California but which, upon information and belief, now maintains its offices in Greenville, South Carolina. Fox is the managing co-general partner of the General Partner of the Partnerships. On December 6, 1993, defendant NPI purchased Fox and various affiliates and as a result, defendant NPI Equity Investments II, Inc. ("NPI Equity II"), a wholly owned subsidiary of NPI, became the managing co-general partner of Fox and as a result, became responsible for the operation and management of the business and affairs of the Partnerships. In connection therewith, defendant Portfolio Realty Associates, L.P. ("PRA") became the co-general partner of Fox.
16.      Defendant Portfolio Realty Associates, L.P.,
is a California limited partnership formed by the Fox Investors in connection with the NPI-Fox Transaction, and maintains offices in San Mateo, California. PRA is the non managing co-partner of Fox.
17.      Defendant NPI Equity Investments II, Inc. is
a Florida corporation that is wholly owned by Defendant NPI that now maintains offices in Greenville, South Carolina. NPI Equity is the managing general partner of Fox.
18.      Defendant National Properties Investors,
Inc., NPI, is a Delaware corporation with its principal offices now located in Greenville, South Carolina. NPI, the sole shareholder of NPI Equity, is a real estate investment and property management company founded in 1984 by defendants Michael
L. Ashner and Arthur N. Queller.  In 1991, defendant Martin
Lifton joined NPI as Chairman in connection with its acquisition of the National Properties Investors portfolio. In late 1994, an affiliate of defendant Apollo, AP-NPI II, LP, acquired a 33 1/3% interest in NPI. In January 1996, NPI was sold to defendant
IGFP, Corp. a wholly owned subsidiary of Insignia. Upon the closing of the Transaction, the officers and directors of NPI and NPI Equity resigned and new officers and directors were appointed by Insignia.
19.      Defendant Insignia is a Delaware corporation
with its principal offices located in Greenville, South Carolina.
 Insignia is the direct or indirect corporate parent of the
General Partner and IFGP (and a limited partner of Devon) and thus, controls and directs the activities and operations of the General Partner Defendants and IFGP. Insignia is a real estate service organization that provides property management, asset management, investor services, partnership administration, mortgage banking, and real estate investment banking services for approximately 600 limited partnerships (including the
Partnerships) with approximately 300,000 limited partners.
Insignia commenced operations in December 1990 and since then has grown to become the largest manager of residential apartment properties in the United States, providing property and/or asset management services for over 1,600 apartment properties. In its Annual Reports filed with the SEC on Form 10-K, Insignia very candidly admits that it has grown primarily by acquiring, directly or through related entities, controlling positions in the general partners of real estate limited partnerships,
following which it has often "caused the controlled entity to retain the Company to provide property management and other services for the properties."
20.      Defendant Devon Associates is a newly formed,
bankruptcy remote, New York General Partnership with its
principal offices located 100 Jericho Quadrangle, Jericho, New York. One third of the partnership interests of Devon are owned by defendant Fleetwood Corp. ("Fleetwood"), an entity owned by Icahn. The remaining two-thirds of the partnership interests are owned by defendant Cayuga Associates, L.P., ("Cayuga"), an entity owned by Ashner and the other Former NPI Principals, Apollo, Insignia and the Fox Investors. Devon was formed for the purpose of acquiring limited partnership Units of the Partnerships.
21.      Defendant Cayuga Associates, L.P. ("Cayuga")
is a newly formed, bankruptcy remote single purpose Delaware limited partnership with offices at 100 Jericho Quadrangle, Jericho, New York. The general partner of Cayuga is defendant Cayuga Capital, and the limited partnership interests are owned as follows: 11.72% by Insignia, 24.12% by the Fox Investors, 23.785% by Apollo and 40.37 by the Former NPI Principals and a fourth individual, Peter Braverman.
22.      Defendant Cayuga Capital Corp. ("Cayuga
Capital") is a newly formed, bankruptcy remote single purpose Delaware Corporation with offices at 100 Jericho Quadrangle, Jericho, New York. Cayuga Capital is the general partner of
Cayuga and its stock is owned one-third by Ashner, one-third by Apollo and one-third by Insignia.
23.      Defendant Michael Ashner is a resident of 17
Butonwood Drive, Dix Hills, New York, and up until January 1996 was a director and one of the four majority stockholders of NPI.
 Ashner is also the President of defendant Cayuga Capital, which is the General Partner of Cayuga, a co-partner of Devon. Ashner also signed the Offering Documents on behalf of Devon and owns one-third of the stock of Cayuga Capital. Ashner as a partner in numerous entities owned and operated by the Former NPI Principals and Apollo. In addition, Ashner is employed by several entities owned and/or controlled by Apollo. As a result of his various positions in NPI and Apollo, Ashner controlled the activities and operations of NPI and the General Partner Defendants up until January 1996, and currently controls the activities and operations of Devon.
24.      Defendant Martin Lifton ("Lifton") is a
resident of 101 Wheatley Road, Old Westbury, New York 11568, and was a director and one of the four majority stockholders of NPI.
 Lifton owns partnership interests in Cayuga and is a partner and owner of equity in numerous entities owned and/or controlled by Apollo and the Former NPI Principals.
25.      Defendant Arthur N. Queller ("Queller") is a
resident of 7421 Campo Florida, Boca Raton, Florida 33433, and up until January 1996, was a director and one of the four majority stockholders of NPI. Queller owns partnership interests in
Cayuga and is a partner and owner of equity in numerous entities owned and/or controlled by Apollo and the former NPI principals.
26.      Defendant Apollo Real Estate Advisors, L.P.,
is a Delaware limited partnership with offices at 1301 Avenue of the Americas, New York, New York 10038. Its general partner is Apollo Real Estate Management Inc., a Delaware Corporation which is controlled by Leon Black. Apollo owns a large portion of the equity of Insignia and is a partner and/or owner of equity in numerous entities owned jointly with the Former NPI Principals.
27.      Defendant Carl C. Icahn ("Icahn") is a
resident of Mount Kisco, New York and is the owner of all of the common stock of defendant Fleetwood, the co-partner of Devon and owner of one-third of the partnership interests in Devon.
28.      Defendant Fleetwood Corporation is a newly
found, bankruptcy remote single purpose Delaware Corporation with offices at 100 South Bedford Road, Mount Kisco, New York 10549. Fleetwood is the co-partner of Devon and is owned by Icahn.
29.      As the General Partner and its parent
corporations, affiliates or directors and officers, and as the parties who joined together to compile the Offering Documents sent to the Plaintiffs and the Class, all Defendants are
"insiders" as that term relates to matters herein. In addition, all Defendants, as fiduciaries to plaintiffs, the Class and the Partnerships, have fiduciary obligations to all investors in the Partnerships to disclose the truth as to all material facts concerning the Limited Partners' investments in the Partnerships.
      FIDUCIARY OBLIGATIONS OF DEFENDANTS
30.      By reason of their positions and because of
their ability to control the business affairs of the Partnerships at all relevant times, the defendants all owed the Partnerships and their Unitholders fiduciary obligations of fidelity, trust, loyalty, and due care, and were and are required to use their utmost ability to control the Partnerships in a fair, just and equitable manner, and to act in furtherance of the best interests of the Partnerships and their unitholders so as to benefit all unitholders proportionately and not in furtherance of their own personal interests or to benefit themselves and/or their relations, friends or persons and entities with whom they have a personal, financial or inter-corporate relationship, at the expense of the Partnerships. Each defendant also owed the Partnerships the fiduciary duty to exercise due care, loyalty and diligence in the management and administration of the affairs of Partnerships and in the use and preservation of their property and assets.
31.      To discharge their fiduciary duties, the
defendants were required to exercise reasonable and prudent supervision over the management, policies, practices, controls, and financial affairs of the Partnerships. By virtue of this obligation of ordinary and reasonable care and diligence, the defendants were required, among other things:
     a      To manage, conduct, supervise, and
direct the employees, businesses and affairs of the Partnerships in accordance with state and federal laws, rules and regulations, and the Partnership Agreements, Prospectuses, charters and by-laws of the Partnerships;
     b      To exercise reasonable control and
supervision over the officers and employees of Partnerships;
     c      To ensure the prudence and soundness of
policies and practices undertaken or proposed to be undertaken by Partnerships, including the refinancing of various properties owned by the Partnerships and decisions whether to sell, or
explore possible sales of properties owned by the Partnerships;
     d      To remain informed as to how the
Partnerships were, in fact, operating and, upon receiving notice or information of unsafe, imprudent or unsound practices, to make a reasonable investigation in connection therewith and to take all appropriate steps to correct that condition or practice and recover any of the Partnerships' assets that may have been wasted, squandered or improperly appropriated by others;
     e      To establish and maintain systematic and
accurate books and records of business and affairs of the Partnerships and procedures for the reporting of the business and affairs to the officers or directors of the Managing General Partners and all other persons and entities with the authority to control or oversee the affairs and operation of the Partnerships, and to periodically investigate, or cause independent investigation to be made of, the books and records of the
Partnerships;
     f      To supervise the preparation, filing
and/or dissemination of any public filings, such as filings with the United States Securities and Exchange Commission ("SEC"),
press releases, letters and communications to unitholders,
audits, financial reports or other information or reports
required by law from the Partnerships and to examine and evaluate any reports of examination, audits, or other financial information concerning the condition of the Partnerships; and
     g      To maintain and implement an adequate
functioning system of internal financial, accounting and lending controls and management information systems, such that the Partnerships assets would be safeguarded, their financial statements and other material information would be accurately recorded and reported and the Partnerships' managers would be given prompt notice of serious problems or divergences so that risk to the Partnerships would be minimized.
32.      All of the Defendants, because of their
positions of control and authority as operating officers and directors, inter-related entities or overseers of the Partnerships' management and operation, were able to and did, directly or indirectly, control the operations and management of the Partnerships. Pursuant to the common scheme, the defendants participated in, inter alia, the following wrongful acts: (i) the initial mismanagement of the Partnerships by causing them to
(a) enter into numerous related party contracts for management, banking and insurance services with affiliates of NPI, and now Insignia, which were and are not economical or in the best interests of the Partnerships and which have resulted in, and continue to cause, a gross waste of partnership assets; (b) the refusal to consider, or take appropriate steps to properly explore the benefits that could be derived from the possible sale of properties owned by the Partnerships, the rejection of a bona fide offer to purchase properties, and the failure to sell any properties of the Partnerships despite the existence of very favorable market conditions, solely to allow Defendants to continue to receive annual income derived from their management of such properties and complete their plan to acquire Units, and voting control, of the Partnerships at a highly advantageous price; (c) causing the Partnerships to accumulate highly excessive cash balances by wrongfully refusing to distribute cash in excess of necessary reserves to Unitholders in order to cause an artificial depression in the prices for Units available on the limited resale market for such Units so that the Defendants'
Tender Offer would appear to provide Unitholders seeking liquidity with a significant premium over the previously available trading price for Units of the Partnerships; and (d) the issuance of false and misleading statements and omissions of material facts concerning, inter alia, the Partnerships' financial condition, the future plans of the General Partner, and the true value of Units so that Defendants could fraudulently induce Unitholders to tender Units pursuant to the Tender Offer at highly unfair prices.
      DERIVATIVE ALLEGATIONS
33. Plaintiffs bring this action as a derivative action on behalf of and for the benefit of the Partnerships, to remedy damages caused to the Partnerships by the defendants' wrongdoing alleged herein.
34.      Plaintiffs will fairly and adequately
represent the interests of the Partnerships and their Unitholders in enforcing and prosecuting the rights of the Partnerships.
35.      A formal written demand upon the General
Partner or the board of directors of the various entities that control the General Partner, the entity with the sole authority to bring action on behalf of the Partnerships asserting any of the claims set forth herein against any or all of the Defendants named herein, is, and would have been, futile under the circumstances, and thus, was and is not required, is unnecessary, and would be a useless act because all such persons are biased and not disinterested in the decision whether to pursue the claims made herein against themselves and the entities that they either control, are employed by and/or are affiliated with. The recently appointed officers and directors of NPI Equity, which has authority to manage Fox, which is the managing general partner of the General Partner of the Partnerships, also serve as executive officers and directors of Insignia, which itself may be found liable for the wrongful conduct alleged herein, for fraud, negligent misrepresentation, mismanagement and gross waste of partnership assets and breaches of fiduciary duty. In fact, the General Partner and Insignia have conceded that a demand would be futile in statements regarding the conflicts of interests of the General Partner with regard to the Tender Offer, in which Insignia is a participant, that are set forth in the Offering Documents filed with the SEC on Schedule 14D-1.


     CLASS ACTION ALLEGATIONS


36      Plaintiffs bring this action as a class
action, pursuant to Fed. R. Civ. P. 23(b)(1) and (b)(2) (regarding the equitable relief sought) and (b)(3) (regarding monetary damages), on behalf of a Class which consists of all persons or entities who are current owners of Units of one or more Partnerships. Excluded from the Class are the Defendants named herein, their affiliates, employees, legal representatives, agents, and members of the immediate family of each of the named individual defendants.
37.      The members of the Class are so numerous that
joinder of them is impracticable. Plaintiffs are informed and believe, and on that basis allege, that there are over seven thousand members of the Class.
38.      This action presents questions of law and
fact common to the Class and such common questions of law and fact predominate over questions or issues which affect individual class members. The Offering Documents filed in connection with the Tender Offer for each of the Partnerships were virtually identical, as are the Prospectuses and Partnership Agreements for the two Partnerships. The issues raised by the Plaintiffs with respect to the Partnerships in which they have invested are identical to those of the other limited partners of the Partnerships.
39.      Among the common questions of law and fact
with respect to the Class are the following:
     a      whether the Offering Documents issued by
defendants misrepresented and omitted material information;
     b      whether defendants have taken actions to
fraudulently induce investors to unknowingly sell Units of the Partnerships to the Defendants at prices that are substantially below their true value;
     c      whether the Defendants have breached or
aided and abetted the breach of fiduciary duties owed to the Plaintiffs, the Class and the Partnerships, including their duties of entire fairness, loyalty, due care and full disclosure;
     d   whether the General Partner has violated
its contractual obligations under the Partnership Agreements of the Partnerships;
     e      whether the Defendants have violated the
California Unfair and Deceptive(?) Trade Practices Act;
     f      whether Plaintiffs and members of the
Class will suffer irreparable injury absent the equitable relief requested herein; and
     g      whether Plaintiffs, members of the Class
and the Partnerships have suffered monetary damages as a result of defendants' wrongful actions and the measure of such damages.
40. This action should be maintained as a class action because prosecution of separate lawsuits by individual members of the Class would create the risk of inconsistent adjudications with respect to individual Class members which would, in turn, establish incompatible standards of conduct for defendants. The claims of plaintiffs and the Class members are based upon the same legal theories, they seek uniform injunctive relief, and their alleged monetary damages arise out of the same course of conduct by the defendants. Thus, adjudications with respect to individual Class members would, as a practical matter, be dispositive of the interests of other Class members not parties to those adjudications or would substantially impair or impede their ability to protect their interests. Furthermore, many Class members injured by defendants' conduct will not be compensated for their injuries in the absence of a class action, since it is too expensive for most individual Class members to individually prosecute this litigation.
41. Plaintiffs' claims are typical of the claims of the members of the Class and Plaintiffs have retained counsel who are experienced in securities and complex class action and derivative litigation.
42. A class action is superior to other available methods for the fair and efficient adjudication of the controversy since there is little interest for individual class members to control this litigation separately and the prosecution of this action as a class action will not be difficult or unmanageable.


     FACTUAL ALLEGATIONS
The Partnerships
43. The Partnerships were organized in 1984 under the California Uniform Limited Partnership Act. Units were sold by defendant Fox and its affiliates pursuant to two highly similar Prospectuses. As set forth in the Prospectuses and the Partnership Agreements, the Partnerships were created for the purpose of investing, primarily through joint ventures, in income producing limited service hotel properties franchised by the Hampton Inn Hotel Division of Holiday Inns, Inc. The stated investment objectives of the Partnerships were to provide the Limited Partners with regular cash distributions to be paid from the income earned from the operation of the hotels, capital gains through appreciation, several possible income tax benefits and a buildup of equity through the reduction of mortgage loans on the hotels. Moreover, all of the Prospectuses and Partnership Agreements expressly provided that the Partnerships intended to sell most or all of the hotel properties within five to ten years of the acquisition of such properties, (most of which were acquired in 1985-1987) with the proceeds to be distributed to the Unitholders and General Partner, and that thereafter, the General Partner would liquidate the Partnerships.
 The Management Of The Partnerships
44. Pursuant to the Partnership Agreements, each of the Partnerships is managed by the General Partner. The Limited Partners of the Partnerships have no right, power, or authority to manage the Partnerships. There are no independent entities that oversee the actions of the General Partner for the benefit of the Limited Partners of the Partnerships.
45. The initial offer and sale of the Units in the Partnerships required the approval of the blue sky administrators of the states in which the Units were sold. The units in each of the Partnerships were sold in most if not all of the 50 states. In granting permission to sell the units in their states, the blue sky administrators applied the Statement of Policy On Real Estate Programs (the "Statement") promulgated by the North American Securities Administrators Association, Inc. ("NASAA"), an association of the states' blue sky administrators.
 The Statement requires sponsors of partnerships organized to engage in the acquisition and ownership of real estate to include provisions in the Partnership Agreements of the Partnerships designed to prohibit self-dealing between partnerships and the general partners or its affiliates, to limit the compensation payable to the general partners and to its affiliates, and to prevent overreaching by general partners.
46.      The Partnership Agreements of the
Partnerships contain provisions designed to protect the Limited Partners of the Partnerships from self-dealing and overreaching by the General Partner of the Partnerships and its many affiliates. These provisions include prohibitions against: amending the Partnership Agreements without the consent or vote of the holders of a majority of the issued and outstanding Units of the Partnerships, and entering into any transaction entailing the sale of all, or substantially all of the assets of the Partnerships in a single transaction, unless the transaction is approved by a majority of the holders of the issued and outstanding Units of the Partnerships or is effected in connection with the liquidation and winding down of the business and operations of the Partnerships.
47.      Had the Partnerships not included the
protective provisions outlined directly above in their Partnership Agreements, the states' blue sky administrators would not have permitted Units of the Partnerships to be sold to the public.
48.       The General Partner is a fiduciary,
accountable to the Partnerships and to the limited partners of the Partnerships as a fiduciary. The General Partner of each of the Partnerships acknowledged, in each of the Prospectuses that were used to offer and sell the units of the Partnerships to the public, that the General Partner of the Partnerships is a fiduciary and must exercise good faith and integrity in handling the business of the Partnerships.

The Formation, Goals and
Objectives of the Partnerships

49. The Partnerships were initially organized to invest in hotel properties for profit and to engage in any and all activities related or incident thereto, with the anticipation that each acquired property would be "sold after a period of ownership extending from approximately five to ten years" and that the General Partner would liquidate the Partnerships after all properties were sold. (Prospectus at p. 4).
50. The Prospectuses and Partnership Agreements prepared by, or with the assistance of, the General Partner, stated, among other things, that the goals, and the primary objectives of the Partnerships were to:
     (1)      preserve and protect the
Partnerships' invested capital;

     (2)      provide capital gains
through potential appreciation in value;

     (3)      provide cash distributions
from operations;

     (4)      obtain federal income tax
deductions, so that during the early
years of operations, a portion of cash
distributions may be treated as a return of capital for tax purposes and therefor may not represent taxable income to Unitholders; and

     (5)      build-up of equity
through the reduction of mortgage loans;
51. Each of the Prospectuses also set forth the intent of the Partnerships to sell off its assets within five to ten years after acquired.
52. The Prospectuses and Partnership Agreements also set forth the General Partners' contractual and fiduciary obligations and responsibilities with respect to the operation of the Partnerships and the management of Partnerships' assets, which included a duty to regularly review whether it would be in the best interests of the limited partners to sell any or all of the properties owned by the Partnerships.
 Initial Management of the Properties by the Fox Investors
53. Following the sale of Units, the Partnerships and the General Partner were controlled by Fox, the Fox Investors and various related entities and/or affiliates. Fox entered into an agreement with Metric Management, Inc., an affiliate of the Fox Investors, to operate and manage the Partnerships.
 The NPI-Fox Transaction
54.      In December 6, 1993, NPI entered into a
series of agreements with the Fox Investors and various entities owned or affiliated with the Fox Investors to purchase the general partner interests in various partnerships, including the Partnerships, that were owned by such Fox entities. In connection therewith, NPI Equity became the managing partner of Fox (and thus the managing General partner of the General Partner) and the Fox Investors contributed their general partnership interests to Portfolio Realty Advisors L.P. ("PRA") in exchange for limited partner interests in PRA, which became the non-managing partner of Fox.
55. In connection with the NPI-Fox Transaction, on December 16, 1993, the services agreement with MMI was revised and the General Partner then assumed responsibility for the management and operation of the Partnerships.
56. Following the acquisition described above, NPI caused the Partnerships and the Joint Venture to enter into numerous contracts and transactions with various affiliates and entities related to NPI for the provision of various management and investment services, pursuant to which to NPI and its affiliates received annual payments of several million dollars from the Partnership and Joint Venture.
57. On October 12, 1994, NPI sold one-third of its stock to an affiliate of Apollo Real Estate Advisors, L.P. ("Apollo"). In July 1995, Apollo purchased a large equity interest in Insignia.


The NPI-Insignia Transaction
58. On August 17, 1995, the Former NPI Principals and certain of their respective family members, and AP-NPI II, L.P., a partnership owned, controlled and/or affiliated with Apollo, all entered into a series of agreements with defendants Insignia and IFGP Corporation ("IFGP"), a corporation owned by Insignia, and several entities owned by Icahn by which all of the issued and outstanding common stock of NPI was sold to IFGP, and Insignia and Icahn purchased (a) all of the units of limited partnership interest in 14 public real estate limited partnerships held by NPI, the NPI defendants and Apollo, including the Partnerships, and (b) all of the common stock and the general and limited partnership interests of two affiliates of NPI which provide real estate management services to the Partnerships. The aggregate purchase price paid at the closing of the Transaction in January 1996 was approximately $116,000,000 less an adjustment for payments by Insignia of amounts that had been borrowed by certain NPI affiliates from PaineWebber Real Estate Securities, Inc. ("PaineWebber"). In connection with the Transaction, an affiliate of Insignia entered into a participation agreement with PaineWebber pursuant to which it agreed to purchase from PaineWebber a subordinated participation in the senior financing provided by PaineWebber to such NPI affiliates for an aggregate purchase price equal to $16,239,296.
59.      Pursuant to the NPI-Insignia Transaction,
Insignia acquired managing control of the Partnerships by acquiring NPI Equity, and thus, assumed all of the contractual and fiduciary duties, responsibilities and obligations of the General Partner. In January 1996, all of the officers and directors of NPI Equity resigned and were replaced by persons appointed by Insignia.
60. As part of the Transaction, Ashner entered into an agreement with Insignia by which he agreed to allow Insignia to invest in all of his future ventures by which he and Apollo may seek to acquire equity positions in real estate limited partnerships such as the Partnerships. Pursuant to this arrangement, if any "jointly" owned entity acquires equity in a real estate partnership that then enters into management contracts with Insignia or its affiliates, Ashner will be entitled to a "kick-back" of a portion of the fees earned on such contracts.


Insignia's Acquisition of Managing
Control Over the General Partner

61.      Pursuant to the Transaction, Insignia
acquired managing control of the Partnerships by acquiring the corporation that serves as the managing general partner of Fox, the partnership that controls the management of the General Partner of the Partnerships. Thus, Insignia and IFGP assumed all of the duties, responsibilities and obligations of General Partner and the entities controlling the General Partner.
62. The transfer of the general partner interests and control over the General Partner, first from the Fox Investors to the Former NPI Principals, and then from the Former NPI Principals to Insignia, were not conditioned upon the approval of the Limited Partners of the Partnerships because Montgomery Realty Company-85 and the entities controlling the General Partner continued to exist and to retain their positions, even though they actually were now under the control of new entities, i.e., first NPI and now Insignia.


Defendants' Failure To Sell Partnership Properties Or
Even Explore Bona Fide Offers to Purchase the Properties

63. As of the start of 1996, the majority of the hotel properties acquired by the Partnerships had been owned for nine to eleven years. However, contrary to the Partnerships' objectives and stated intentions, the General Partner has not sought to dispose of all or most of the properties, nor has it implemented any procedures or undertaken proper efforts to explore whether such sales might be in the best interests of the Limited Partners, who were stuck with highly illiquid investments. Instead, the Defendants have delayed, and still continue to delay, the sale of the Partnerships' acquired assets despite the existence of very favorable market conditions that appear to warrant the immediate sale of such properties.
64. Unbeknownst to the Limited Partners, it has been the Defendants' intent for quite some time, to cause the Partnerships to continue to hold all or most of the hotel properties acquired by the Partnerships and Joint Venture for as long as they will continue to yield profits to Defendants, without regard either for market conditions or for the detrimental effect such unwarranted holdings had, and will have, on the Partnerships and on the Plaintiffs and the Class, who are entitled to cash distributions and return of capital on their investments.
65. In 1994, the General Partner received a bona fide offer from Metric Realty to purchase all of the Partnerships' properties for prices that would have returned over $850 per Unit of capital invested by the Limited Partners. Since Metric provides various services to the Partnerships through MMI and used to actually manage the Partnerships, it is quite familiar with the Partnerships' properties and their value. Nevertheless, the General Partner did not pursue this bona fide offer.
66.      Thereafter, in January 1995, the General
Partner announced that the Partnerships had agreed to pay $2.2 million to MMI to revise its service agreement, including the elimination of a provision requiring that MMI be allowed to participate in any refinancings of debt on Partnership properties. This highly suspicious payment has no valid business purpose and constitutes a gross waste of partnership assets. Moreover, it appears to have been made in connection with Metric's possible abandonment of its prior offer.
67. Each Defendant knows that the real reason for refraining from selling the Partnerships' interests in the hotel properties is and was to allow Defendants to continue to obtain income from the Partnerships and Joint Venture and to lay the groundwork for Devon's low ball Tender Offer, pusuant to which Defendants' misappropriated partnership assets and business opportunities at the considerable expense of Plaintiffs, the Class and the Partnerships, and each Defendant also knew and knows that a vast majority of the Class Members desired, and still desire, liquidity and a maximization in the value of their investments -- a desire Defendants continue to sacrifice for their own personal gains.


Defendants' Scheme to Appropriate the Class'
Investments for Less Than True Value,
68. As part of their fraudulent scheme, over the past few years the Defendants have caused the Partnerships to expend substantial amounts of money for capital improvements.
69.      Each of the Partnerships own interests
directly or through joint ventures, in Hampton Inns Hotels located throughout the country. The operations of these properties have been producing steadily increases in income during the years that NPI and now Insignia have been in control of the General Partner. In fact, the markets for and resale values of these properties have been steadily improving for the past several years, as is demonstrated by the steadily increasing revenues of the Partnerships. Thus, the defendants are now attempting, via the Tender Offer, to induce members of the Class to Unwittingly sell their Units in partnerships with vastly improved properties at highly inadequate prices.


Defendants' Failure To
Make Distributions To Unitholders
70. Since first obtaining control in 1993, NPI and insignia have made very negligible cash distributions to the Limited Partners. As a result, the Partnerships' available cash balances have been increasing and have been maintained at levels far in excess of the amounts that could reasonably be required for operating reserves. For example, GHI has a cash balance of over $5 million and GHI II has a balance of over $12 million.
The failure to make proper cash distributions has directly caused a reduction in the demand for Units of the Partnerships on the resale market and depressed the trading prices available on that resale market. Such conduct also has had the effect of increasing the cash that will be available for distributions after Defendants complete their Tender Offer, thereby depriving all Class members who tender and sell Units of distributions to which they are entitled. The withholding of distributions from the Limited Partners lacks justification and/or any valid business purposes and constitutes a breach of Defendants' fiduciary duties.
 The Groundwork for the Tender Offer
71.      According to the statements made in the
Offering Documents, on October 17, 1995, Icahn telephoned Andrew Farkas ("Farkas"), chairman of Insignia, to express his interest in making a tender offer for Units of the Partnerships.
72. Thereafter, Icahn is purported to have met with Insignia, i.e., Farkas, which was in the process of acquiring control over the General Partner, and Ashner, who was in the process of transferring control over the General Partner, and who was also a partner of an entity, along with the Former NPI Principals and Apollo, that already owned over 5% of the outstanding Units of GHI II, in order to discuss forming a joint venture with NPI and Insignia to make a tender offer for Units of the Partnerships.
73.      Defendants claim that on October 31, 1995,
Ashner informed Icahn that NPI and Insignia were not interested in forming such a joint venture. Thereafter, in December 1995 through February 1996, discussions between Icahn, Ashner and Insignia recommenced. During this time frame, the NPI-Insignia Transaction was closed and Insignia acquired full control over the General Partner and Insignia and Icahn acquired control over various NPI affiliates.
74. It was not until February 1996, that the Defendants claim that they agreed to form Devon. In or around the same period of time, they contacted PaineWebber to obtain a $40 million credit facility to finance the Tender Offer for Units of the Partnerships (the "Loan").
75. Pursuant to the terms of the Loan, which is for a period of only one year, Devon need only put up $2.5 million of its own capital and pledge the Units it acquires in the Tender Offer as security for each $10 million borrowed. In connection with this Loan, Insignia pledged its interests in the General Partner and Devon agreed to pre-pay the principal of the Loan from proceeds received by the Partnerships from sales or refinancings that are attributable to the Units Devon acquires. PaineWebber conditioned(?) the Loan on its satisfactory completion of due diligence on all of the entities involved in Devon and the Partnerships and the Joint Venture. Moreover, buried in the Offering Documents is a statement that Devon believes the proceeds from sales or refinancings received from the units its acquires will enable it to pay off the Loan in full!
76. On February 13, 1996, Cayuga and Fleetwood executed the Partnership Agreement of Devon setting forth various restrictions regarding voting rights on the Units it acquires in order to ensure that the voting control obtained by Defendants is exercised in favor of the financial interests of Insignia and to assure its continued management of the Partnerships.
 The Tender Offer
77. On February 15, 1996, the Tender Offer was made by Devon for approximately 40% of the outstanding Units of the Partnerships, pursuant to two separate offers to purchase. The Offering Documents filed by Devon for the two Partnerships are virtually identical, with the exception of amounts offered per Unit, the prior trading prices for Units of the particular Partnership, and the representations concerning the defendants' estimates of the value of the Units for each particular Partnership.
78. The Offering Documents each contained similar statements regarding the methodology and analyses which the Defendants claim to be the most appropriate method by which to determine the true current liquidation value of the Units and how the Defendants purportedly arrived at the two particular offering prices. However, despite their fiduciary obligations to the Limited Partners, the General Partner did not retain any independent advisors to evaluate or provide any opinion with respect to the fairness of the prices offered by Defendants for Units of the Partnerships who were left to fend for themselves.
79. Moreover, the Offering Documents omit and fail to provide highly important financial data that is necessary to evaluate the fairness of the Offering Prices and defendants' analyses and the methodologies they employed. These omissions are particularly important in light of the fact that the Offering Documents contain several false and/or misleading statements.


Mistatements in the Offering Documents
80. The Offering Documents contain misleading statements and omissions of material fact in that they contained statements that were designed to influence the Class with respect to the fairness and adequacy of the prices offered and the benefits provided by the Tender Offer, pursuant to which Defendants emphasized the much lower prices that had been paid for Units of the Partnerships on the virtually non-existent secondary market over the year prior to the Tender Offer, the lack of demand for Units, and the lack of a viable resale market.
 Such statements were highly misleading when issued because Defendants knew, and failed to disclose that such conditions were caused, in whole or in part, by the wrongful actions taken by Defendants in connection with their management of the Partnerships -- such as, the failure to make adequate distributions in the Partnerships and the use of Partnership assets to make a $2.2 million payment to MMI and to improve the properties.
81. On pages 1-2 of the Offer to Purchase annexed to the Schedule 14D-1's for each Partnership, the Defendants set forth several reasons why Unitholders may wish to tender Units to the Defendants:

           The Offer will provide Unitholders with an opportunity to liquidate their investment without the usual transaction costs associated with market sales.
            Unitholders may no longer wish to continue with their investment in the Partnership for a number of reasons, including:

            - Although not necessarily an indication of value, the Purchase Price is substantially in excess of recent secondary market trades for Units.

            -  The absence of a formal trading market for the Units.

            -  General disenchantment with real estate investments,
                particularly long-term investments in limited partnerships.

            -  The continuing administrative costs (such as
                accounting, tax reporting, limited partner reporting and public company reporting requirements) and resultant indirect negative financial impact on the value of the Units of a publicly registered limited partnership.

            -  More immediate use for the cash tied up in an
                investment in the Units.

82.      The statements set forth and described in the
paragraph above with respect to the limited opportunities available to Unitholders to sell their Units and the low prices at which Units had been sold on the secondary market, prices that were much less than the offering prices, were false and misleading because Defendants failed to disclose that the illiquidity and low trading prices were caused, in whole or in part, by actions taken by Defendants to cause a lack of demand and an artificial depression in the prices at which Units had traded over the past year. In addition, the statements in the paragraph above are false and misleading because the Class' investment was not supposed to be a "long term investment" and would not be if Defendants' would sell the properties. Moreover, Defendants fail to disclose their knowledge of the future plans of the General Partner and their knowledge of the expected proceeds to be received from refinancing of mortgage debt in 1996 and 1997, which they knew, and PaineWebber knows, will provide enough cash per Unit to pay off the one year Loan.
83.      The Offering Documents also omitted the
following material facts:
     a      failure to disclose necessary facts
relevant to an evaluation regarding the possible disposition of Partnership properties in the near future -- i.e., the existence of plans that show that the Defendants intend to continue to operate the Partnerships for many years into the future and information concerning the expected proceeds to be received from refinancings and expected returns per Unit;
     b      failure to disclose the General
Partner's business plans and the true purposes underlying the Tender Offer and the value of the Defendants' anticipated profits flowing from the Tender Offer;
     c      failure to disclose the full amounts
received by the General Partner and various affiliates from the Partnership and the Joint Venture;
     d      failure to discuss whether actions
alternative to the Tender Offer, such as asset sales or liquidations or solicitation of competing tender offers, would be appropriate and why such actions have not been explored;
     e      failure to disclose the circumstances
surrounding the Metric Offer, whether it was pursued or why it was not pursued;
     f      failure to fully disclose the
circumstances concerning the payment of $2.2 million of Partnership assets to MMI; and
     g      failure to disclose the past and/or
current ties and affiliations of the Fox Investors to Metric
Realty and MMI.


The Voting Control Obtained by Insignia, Icahn
And Apollo Pursuant to the Tender Offer

84. The Units of the Partnerships are widely held, primarily by individuals, in small unit holdings. Plaintiffs are informed and believe, and on that basis allege, that no one person or group (other than groups owed and controlled by the NPI former principals and Apollo) currently owns more than 1% of the issued and outstanding Units of either of the Partnerships.
85. Pursuant to the Tender Offer, Defendants are seeking to acquire what is currently effective voting control of each of the Partnerships. Devon also stated in the Offering Documents that it may, following completion of the Tender Offer, acquire additional Units of the Partnerships. Thus, if the Defendants are permitted to consummate the Tender and/or retain and vote all of the Units purchased in the Tender Offer, Defendants will be the dominant Unitholder of each of the Partnerships and thus, limited partner votes of the Partnerships will become mere formalities and Defendants can attempt to block legitimate transactions that would maximize the value of Units. As a result of their obtaining up to 40-45% of the Units of the Partnerships, the Defendants will have enough voting power to:
(i) effect a breakup of one or both of the Partnerships; (ii) block any attempts by the minority Limited Partners to remove the General Partner, even if such removal is warranted, because the Partnership Agreement requires a majority vote in order to remove a general partner; (iii) seek to amend the Partnership Agreements of the Partnerships as they wish; (iv) continue their ongoing pattern of operating the Partnerships for their own benefit and thus, continuing to maintain ownership of properties as long as such properties continue to produce profits for Insignia and the affiliates that provide services to, and receive funds from, the management and continued operation of such properties.
86. Because of these control characteristics of the Tender Offer, the General Partner has been imposed with a duty to implement measures and take all reasonable steps to ensure that the Limited Partners of the Partnerships receive the best value reasonably available for their Units. Moreover, the General Partner is also contractually bound under the Partnership Agreements and its fiduciary duties of loyalty, fidelity, candor and full disclosure, to take such actions to ensure that the Plaintiffs and the Class may be presented with the opportunity to maximize the value of their investments.


The General Partner's Highly Improper Association, Participation, and Continuing Acts to Support, the Defendants' Tender Offer

87. As set forth above, the General Partner owes specific fiduciary duties to the Plaintiffs and the Class. However, in connection with the Tender Offer, the General Partner has failed to take any of the necessary actions to fulfill such obligations. Instead, the General Partner believes that by simply disclosing its conflicts of interest in the Schedule 14d-1's filed with the SEC by Devon and purporting to take a neutral position with respect to the fairness of the Tender Offer, it is fulfilling such obligations. However, this wholly inadequate response, which in no way protects the interests of the Limited Partners, constitutes a clear breach of fiduciary duty.
88. In order to fulfill Defendants' fiduciary duties of loyalty, fidelity and candor, the General Partner was and is obligated to take any, or all, of the following actions but has not taken any of such actions: (1) retention of an independent expert to evaluate or render an opinion with respect to the fairness of the Tender Offer; (2) organization of an independent committee of Unitholders or other persons to negotiate the terms and conditions of the Tender Offer on behalf of the Limited Partners of the Partnerships; (3) consideration of alternative means of providing a higher price or value to the Limited Partners of the Partnerships than that which is being made available to them by the Tender Offer -- such as the sale of some or all of the properties owned by the Partnerships, the preparation and presentation of proposals to liquidate the Partnerships in an orderly fashion, upon which Unitholders could vote to approve or reject, and/or the solicitation of one or more competing tender offers for Units; or (4) solicitation of offers to purchase the underlying properties and assets of the Partnerships.


     COUNT I

     [Breach of Fiduciary Duties and Aiding
     and Abetting the Breach of Fiduciary Duties]

89. At all times material to this complaint, the General Partner of the Partnerships, owes and owed a fiduciary duty to the Partnerships and the Limited Partners of the Partnerships. These duties include the duties of due care, good faith, fair dealing, loyalty, honesty and candor in its management of the Partnerships and a duty not to place its interests and that of its affiliates above those of the Limited Partners of the Partnerships.
90. The Defendants, by virtue of their prior and current control of, and access to, the General Partner, owe the fiduciary duties specified above to the Limited Partners of the Partnerships.
91. Each of the Defendants, by virtue of their continuing interest in and control over the General Partner owes the fiduciary duties specified above to the Partnership and Limited Partners of the Partnerships.
92. Defendants have breached, continue to breach, and/or have aided and abetted, and continue to aid and abet the General Partner's breaches, of the fiduciary duties owed to the Partnerships and the Limited Partners of the Partnerships by engaging in, inter alia, the following wrongful acts, which have resulted in and continue to cause, a gross waste of partnership assets: (1) the mismanagement of the Partnerships by causing them to enter into numerous related party contracts for management and banking services with the Defendants and their affiliates which are not economical or in the best interests of the Partnerships; (2) the refusal to consider, or take any steps to even explore the benefits that could be derived from the possible sale of properties owned by the Partnerships, and failure to sell properties of the Partnerships despite the existence of very favorable market conditions, solely to allow Defendants to continue to receive annual income derived from their management of such properties and ultimately, complete their plan to acquire control of the Partnerships at a highly advantageous price; (3) causing the Partnerships to accumulate highly excessive cash balances by wrongfully refusing to distribute cash in excess of necessary reserves to Unitholders in order to cause a further artificial depression in the prices for Units on the limited resale market for such Units so that the Defendants' planned Tender Offer would appear to present a significant premium over the previously available trading price for units of the Partnerships; (4) the usurpation of a Partnership opportunity by failing to allow the Partnerships to acquire Units of Limited Partners seeking to sell Units; (5) the issuance of false and misleading statements of material facts concerning the Partnerships' financial condition and the value of Units so that Defendants could fraudulently induce Unitholders to tender Units pursuant to the Tender Offer at highly unfair prices; and (6) the failure to take actions, in connection with the Tender Offer, to assure themselves and the limited partners of the Partnerships that the Tender Offer represented the best value reasonably available for the Units of the Partnerships;
93.      Had the terms and conditions of the Tender
Offer been negotiated at arms' length, or had competing offers been solicited, the Limited Partners of the Partnerships would have been offered a higher value for their Units on more favorable terms than those represented by the Tender Offer. In acceding to and participating in the structuring of the terms and conditions of the Tender Offer, Defendants have breached, and continue to breach their fiduciary duties to the Limited Partners of the Partnerships.
94. By reason of the foregoing acts, practices and courses of conduct, Defendants have failed to use due care and diligence in the exercise of their fiduciary obligations toward Plaintiffs, Members of the Class and the Partnerships.
95. Defendants, in breach of their fiduciary duties of honesty and candor, have failed to disclose and have aided the General Partner's failure to disclose material facts as set forth above and have failed to make all pertinent information with respect to the Tender Offer reasonably available to the Limited Partners. In addition, Defendants have purposefully failed, and have caused the General Partner to fail, to act to maximize the value of the Unitholders' investments.
96.      As a direct and proximate result of the
breaches of fiduciary duties set forth herein, the Partnerships, Plaintiffs, and the Class have been damaged in amounts to be determined at trial and Plaintiffs and the Class are also threatened with irreparable harm, which will occur unless they are granted the equitable relief requested.
97.      In doing the acts complained of herein,
Defendants have been guilty of oppression, fraud, and malice, and the Partnerships, Plaintiffs and the members of the Class therefore are entitled to an award of punitive or exemplary damages in an amount as may be determined at the time of trial.


     COUNT II

     [For Negligent Misrepresentations]

98. Plaintiffs repeat and reallege all of the previous allegations.
99. The Defendants have, in connection with the offering to purchase securities, employed one or more devices, schemes, or artifices to defraud, made untrue statements of material fact or omitted to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and engaged in one or more acts, practices or courses of business which have operated as a fraud or deceit upon the Plaintiffs and members of the Class, as described in more detail above.
100. The Defendants owed and owe fiduciary duties to the Class and each Defendant knows that the Unitholders, including Plaintiffs and the Class, in making their investment decisions, will rely upon the Defendants' statements in the Offering Documents regarding, inter alia, the illiquidity of their Units and their inability to sell their Units at the prices offered by Defendants unless they tendered Units to defendants in the Tender Offer.
101. The Defendants knowingly issued the material misstatements and omissions alleged above in order to induce investors to tender and sell Units. As a result of Defendants' false and misleading statements and omissions of material fact, and in reliance upon the false and misleading Offering Documents, thousands of members of the Class will tender and sell their Units to Defendants for unfair consideration that does not reflect the true value of the Units.
102.   When the Defendants issued the Offering
Documents, they assumed a duty to speak the full truth and to make full and complete disclosure of the material facts alleged above. Yet, the Defendants failed to disclose the highly material facts set forth above
103. The members of the Class do not know, and have no reason to believe, that the Offering Documents disseminated by the Defendants are false and misleading and contain material omissions. In ignorance of the false and misleading nature of the Defendants' statements, the members of the Class have relied, and will rely, on the misleading Offering Documents when they determine whether to tender their Units.
104.   The true value of the Class' Units is
substantially greater than the prices which they will receive from Defendants. Most, if not all of such Class members would not sell Units to Defendants at the prices offered if they are made aware of the misleading nature of the Defendants' statements and their omissions of material facts.
105. As a direct and proximate result, the Class has suffered damages and is now faced with irreparable harm.


                              COUNT III

     [For Common Law Fraud]

106. Plaintiffs repeat and reallege all of the previous allegations.
107. Each of the defendants owed to the Plaintiffs and other members of the Class, a duty of full disclosure, honesty, and complete candor. For the purpose of inducing investors to sell Units in the Tender Offer, and with the intent to deceive the Class, the Defendants employed a scheme and conspiracy to defraud, a part of which the defendants made, participated in the making of, or aided and abetted the making of the material misrepresentations of fact to Plaintiffs and other members of the Class. Said representations and statements were not true and Defendants did not believe them to be true.
108. Plaintiffs and other members of the Class, at the time of said material misrepresentations and omissions, were ignorant of the falsity of those statements, and to the extent that members of the Class actually heard and understood the material misrepresentations, they believed them to be true. In justifiable reliance upon the aforementioned misrepresentations and/or the fidelity, integrity and superior knowledge of defendants, Plaintiffs and the members of the Class will tender and sell Units to defendants at artificially depressed prices.
If such members of the Class knew the truth, they are not likely to sell Units at the prices at which the defendants are offering.
109. By reason of the foregoing conduct by the defendants, the Class have and will suffer damages. The Defendants are therefore liable to the Class for fraud.


     COUNT IV

     [For Violation of the California Unfair
     Business & Professions Code Section 17200 -
     Unfair and Misleading Advertising]
110. Plaintiffs repeat and reallege all of the previous allegations.
111. The acts and practices described above, were and are likely to mislead members of the general public and therefore constitute unfair or fraudulent business practices within the meaning of Business & Professions Code Section 17200.
112.      Defendants have engaged in unfair and
deceptive trade practices by making the material omissions, concealments, and suppressions as described above. Defendants have employed their unfair and unlawful scheme for the purpose of inducing reliance and with the intent to deceive and mislead Plaintiffs and the Class.
113. Defendants' unfair and deceptive practices were committed in connection with the conduct of trade and commerce.
114. By virtue of the foregoing, Plaintiffs and the Class have suffered substantial damages.


     COUNT V

     [Breach of the Partnership Agreements of the Partnerships]

115. Plaintiffs repeat and reallege all of the previous allegations.
116. Each of the Partnership Agreements of the Partnerships constitutes a contract between the limited partners of the respective Partnership and the General Partner.
117. The Partnership Agreements of each of the Partnerships contain numerous provisions designed to protect the limited partners of the Partnerships from self-dealing and overreaching by the General Partner of the Partnerships and its affiliates. These provisions include prohibitions on: amending the Partnership Agreement (other than to enhance the rights of the limited partners) without the consent or vote of the limited partners (generally by a vote or consent of the holders of a majority of the issued and outstanding units) and entering into any transaction entailing the sale of all or substantially all of the assets of any Partnership, unless the transaction is approved by the limited partners or is effected in connection with the liquidation and winding up of the business of the Partnership; and employing the funds or assets of the Partnership in any manner except for the exclusive benefit of the Partnership.
118.      By engaging in the misconduct described
herein, Defendants have caused the General Partner to breach the provisions of each of the Partnership Agreements of the Partnerships. As a direct and proximate result of the breaches of the Partnership Agreements set forth herein, the Partnerships, Plaintiffs and the Class have been damaged in amounts to be determined at trial.


     COUNT VI

     NEGLIGENCE

119. Plaintiffs repeat and reallege all of the previous allegations.
120.      Defendants owe and owed duties to the
plaintiffs and the Class, as set forth above, and were at all times responsible for representing to plaintiffs and the Class, accurate and complete information concerning their investments and the risks and other material facts involved in the sale or in retaining units of the Partnerships.
121. Defendants knew that plaintiffs and the Class would rely on the representations in the Offering Documents.
122. Defendants failed to use reasonable care in ascertaining and representing completely and accurately the facts regarding the Class' investments and failed to use reasonable care, as set forth above.
123. Members of the Class will justifiably rely on such misrepresentations and omissions in making their decisions to tender and sell units in the Tender Offer, to their detriment, causing damages to such Class members.


     JURY DEMAND

          Plaintiffs, the Class and the Partnerships hereby demand a jury trial.


     PRAYER FOR RELIEF

          WHEREFORE, plaintiffs request judgment against defendants, and each of them, jointly and severally, as follows:


1. Declaring this action to be a proper Class and Derivative action;

2. Ordering the Defendants to issue corrective disclosures and prohibiting them from closing the Tender Offer or voting
Units acquired thereby at least until corrective disclosures are issued;
3. Ordering the Defendants to discharge their fiduciary duties to the Partnerships; Plaintiffs and the other members of the Class by announcing their intentions to:
               (1) engage independent persons to act on a fully informed basis in the best interests of the limited partners;
               (2) cooperate with all persons, other than Defendants, having a bona fide interest in proposing any transaction that would maximize the value of investments in the Partnerships;
               (3) take all steps to create an active auction for Units of the Partnerships or the Partnerships' properties and prepare plans for the liquidation of the Partnerships to be presented for a vote by the Limited Partners; and
               (4) adequately ensure that no conflicts of interest exist between Defendants' own interests and their fiduciary obligations or, if such conflicts exist, to ensure that all such conflicts are resolved in favor of the limited partners;

4. Preliminarily and permanently enjoining defendants and all persons acting under, in concert with, or for them, from breaching their fiduciary duties;

5. Ordering defendants to permit a committee comprised of Class members and their representatives to ensure a fair procedure, adequate procedural safe-guards, and independent input by plaintiffs and the Class in connection with any transaction for the units of the Partnerships or the underlying assets of the Partnerships;

6. Awarding plaintiffs, the members of the Class, and the Partnerships, compensatory damages as a result of the wrongs complained of herein, together with appropriate interest;

7. Awarding plaintiffs, the members of the Class and the Partnerships, their prejudgment interest, and the costs and expenses of this litigation, including reasonable attorneys' and experts' fees, and other costs and disbursements;

8.      Awarding plaintiffs, the members of the Class, and the
Partnerships, punitive and exemplary damages;
 .
9. Awarding such other and further relief as may be just and proper under the circumstances.

DATED:     February 26, 1996
                              Respectfully submitted,

                              LAW OFFICES OF
                               LIONEL Z. GLANCY


                              By:
                                   Lionel Z. Glancy, Esq.
                                   1299 Ocean Avenue
                                   Sutie 323
                                   Santa Monica, CA 90401
                                   (310) 319-3277


                              WECHSLER HARWOOD
                                HALEBIAN & FEFFER LLP



                              By:
                                   Andrew D. Friedman, Esq.
                                   805 Third Avenue, 7th Floor
                                   New York, New York 10022
                                   (212) 935-7400

                              VINCENT T. GRESHAM
                              LAW OFFICES OF
                               VINCENT T. GRESHAM
                              6065 Roswell Road
                              Suite 1445
                              Atlanta, Georgia  30328
                              (770) 319-0528

                              BENJAMIN S. SCHWARTZ, ESQ.
                              5480 SW 94th Terrace
                              Miami, Florida 33156
                              (305) 858-5555

                              Attorneys for Plaintiffs